UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CNA SURETY CORPORATION
(Name of Subject Company)

CNA SURETY CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12612L1008
(CUSIP Number of Class of Securities)

Rosemary Quinn
CNA Surety Corporation
333 S. Wabash Avenue, 41st Floor
Chicago, Illinois 60604
(312) 822-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark D. Gerstein Timothy P. FitzSimons Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Gary I. Horowitz Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017-3954 (212) 455-7113

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is CNA Surety Corporation, a Delaware corporation (the “Company”). The address and telephone number of the Company’s principal executive offices is 333 S. Wabash Avenue, 41st Floor, Chicago, Illinois 60604, (312) 822−5000.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Schedule 14D-9”) relates to the Common Stock, par value $0.01 per share, of the Company (the “Shares”). As of May 6, 2011, there were 44,986,541 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 — Subject Company Information above, which information is incorporated by reference herein. The Company’s website is www.cnasurety.com. The information on the Company’s website should not be considered a part of this statement.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Surety Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of CNA Financial Corporation, a Delaware corporation (“CNA Financial”), pursuant to which Purchaser has offered to purchase all outstanding Shares not owned by CNA Financial or its subsidiaries (other than the Company and its subsidiaries) at a cash purchase price of $26.55 per share (such price, or any higher price offered and paid by Purchaser in its sole discretion in the Offer, the “Offer Price”) without interest thereon and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is subject to certain conditions set forth in the Offer to Purchase, including the non-waivable condition, which we refer to in this Schedule 14D-9 as the “Majority of Minority Condition,” that prior to the expiration of the Offer, there be validly tendered pursuant to the Offer and not properly withdrawn a number of Shares that constitutes at least a majority of the outstanding Shares (excluding from such calculation any shares held by CNA Financial and its subsidiaries (other than the Company and its subsidiaries), Loews Corporation (“Loews”), a Delaware corporation and controlling stockholder of CNA Financial, and the directors and executive officers of each of CNA Financial, Purchaser, Loews and the Company). The Offer is described in a Tender Offer Statement (together with the exhibits thereto (including the Offer to Purchase), the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) and in a Schedule 13E-3 Transaction Statement (together with the exhibits thereto, the “Schedule 13E-3”), filed with the SEC, both of which are dated as of the date hereof.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 20, 2011 (as such agreement may be amended and in effect from time to time, the “Merger Agreement”), by and among CNA Financial, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). As a result of the Merger, at the effective time of the Merger (the “Effective Time”), all Shares issued and outstanding immediately prior to the Effective Time (other than Shares that are held by (a) CNA Financial, the Company, Purchaser or any wholly-owned subsidiary of CNA Financial or the Company or (b) holders who have perfected appraisal rights) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price. Following the Effective Time, the Company will be a wholly-owned indirect subsidiary of CNA Financial. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference and descriptions of the Merger Agreement contained herein are qualified in their entirety by reference to the Merger Agreement.

According to the Offer to Purchase, the business address and telephone number for CNA Financial is 333 S. Wabash Ave, Chicago, Illinois 60604, (312) 822-5000.

The Company does not take any responsibility for the accuracy or completeness of any information described herein which has been excerpted from the Schedule TO, or so referenced, except to the extent such information was provided in writing by the Company, including information concerning CNA Financial or its affiliates (other than the Company and its subsidiaries) or their respective officers or directors or any failure by CNA Financial to disclose events or circumstances that may have occurred or exist and may affect the accuracy or completeness of such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3 or in the Information Statement of the Company that is attached to this Schedule 14D-9 as Annex I and incorporated herein by reference (the “Information Statement”), or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) CNA Financial or its executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right to designate persons to the Board of Directors of the Company (the “Company Board”) other than at a meeting of the stockholders of Company Board.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein is inconsistent with such information.

Arrangements Between the Company and CNA Financial and its Affiliates

CNA Financial’s Ownership of Company Shares

According to the Offer to Purchase, as of May 6, 2011, CNA Financial, through its subsidiaries, collectively holds 27,425,147 Shares, or approximately 61.0% of the outstanding Shares.

Executive Officers and Directors

Certain of CNA Financial and its subsidiaries’ executive officers are also current directors of the Company. D. Craig Mense, Executive Vice President and Chief Financial Officer of CNA Financial, and Peter W. Wilson, President and Chief Operating Officer of U.S. Specialty Operations of CNA Financial’s insurance operations are current directors of the Company. Additionally, David B. Edelson, Chairman of the Company Board, serves as Senior Vice President of Loews. The relationships to the Company and CNA Financial of the above specified common executive officers and directors is further described in Annex I to this Schedule 14D-9.

The ownership interests of executive officers and directors of CNA Financial in the Company are set forth on Schedule A of the Offer to Purchase.

The Merger Agreement

The summary of the material terms of the Merger Agreement and the descriptions of the terms and conditions of the Offer set forth in the Offer to Purchase under the heading Special Factors — Section 9. Summary of the Merger Agreement are incorporated herein by reference. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement is included as an exhibit to this Schedule 14D-9 to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about the Company, CNA Financial or Purchaser. The Merger Agreement includes representations, warranties and covenants of the Company, CNA Financial and Purchaser made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, CNA Financial and Purchaser and may be subject to important qualifications and limitations agreed to by the Company, CNA Financial and Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s filings with the SEC or may have been used for purposes of allocating risk among the Company, CNA Financial and Purchaser rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Company, CNA Financial, Purchaser or any of their respective subsidiaries or affiliates.

Effect of the Offer and Merger on Directors’ and Officers’ Indemnification and Insurance.  The Merger Agreement provides that from and after the acceptance by Purchaser for payment of the Shares tendered pursuant to the Offer (the “Acceptance Time”) and for a period of six years after the Effective Time, each of CNA Financial, the Company and the Surviving Corporation will, to the fullest extent permitted by law, indemnify, defend and hold harmless each present and former director and officer of the Company or any of its subsidiaries (in each case, when acting in such capacity), against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any matters existing or occurring at or prior to the Effective Time (and CNA Financial, the Company or the Surviving Corporation will also advance expenses as incurred to the fullest extent permitted under applicable law, subject to an undertaking by such person to repay such expenses if such person is ultimately determined not to be entitled to indemnification).

Pursuant to the Merger Agreement, CNA Financial or the Surviving Corporation will (and CNA Financial will cause the Surviving Corporation to) obtain and maintain directors’ and officers’ liability insurance policies for each present and former director and officer of the Company and its subsidiaries with respect to matters occurring prior to the Effective Time for a period of six years from the Effective Time on terms with respect to coverage and amount no less favorable than those of the directors’ and officers’ liability insurance policy obtained by the Company in effect on the date of the Merger Agreement, but in no event will CNA Financial or the Surviving Corporation be required to expend annually more than 300% of the current amount expended by the Company to maintain or procure insurance coverage, provided that if CNA Financial or the Surviving Corporation is unable to obtain equivalent coverage, CNA Financial and the Surviving Corporation will only be required to obtain as much coverage as is available for 300% of the aggregate premiums currently paid or payable by the Company in 2011 (on an annualized basis) to maintain or procure insurance coverage, provided that if CNA Financial or the Surviving Corporation is unable to obtain equivalent coverage, CNA Financial and the Surviving Corporation will only be required to obtain as much coverage as is available for 300% of such current amount expended. CNA Financial or its affiliate may purchase a six-year prepaid “tail policy” of such directors’ and officers’ liability insurance.

Under the Merger Agreement, CNA Financial and the Company have also agreed that all rights to indemnification, advancement of expenses, and exculpation for matters occurring prior to the Effective Time, now existing in favor of the current or former directors or officers of the Company or its subsidiaries as provided in their respective organizational documents (and described above with respect to the Company) will survive the Merger and continue in full force and effect after the Effective Time. For a period of six years after the Effective Time, the Surviving Corporation and its subsidiaries will maintain all such provisions of the Company’s and any of its subsidiaries’ organizational documents in effect as of the date of the Merger Agreement or in any indemnification agreements of the Company or its subsidiaries with any of their respective current or former directors or officers in effect as of the date of the Merger Agreement, and will not amend, repeal or otherwise modify any such provisions in a manner adverse to the rights thereunder of any individuals who at the Acceptance Time were current or former directors or officers of the Company or any of its subsidiaries. All rights to indemnification, advances of expenses, and exculpation in respect of any proceeding pending or asserted or any claim made within such six-year period will continue until final disposition or such proceeding or resolution of such claim and all rights to indemnification will be mandatory rather than permissive.

Representation on the Company’s Board.  The Merger Agreement provides that after the Acceptance Time, and at all times thereafter, CNA Financial will be entitled to designate a number of the Company’s directors, rounded-up to the next whole number, equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by CNA Financial under the Merger Agreement) multiplied by the percentage that the number of Shares beneficially owned by CNA Financial and its subsidiaries, including Purchaser, bears to the total number of Shares then outstanding. Under the terms of the Merger Agreement, the Company will take all actions necessary to effect the election of said directors to the Company Board. Following the Acceptance Time and until the Effective Time, the Company Board will at all times include the directors that currently comprise the Special Committee (as defined below) and none of CNA Financial, Purchaser and the Company will take any action to cause any change in the composition of the Special Committee. At the Effective Time, the Company will deliver to CNA Financial evidence of resignation from those members of the Company Board designated by CNA Financial. Pursuant to the Merger Agreement, subsidiaries of CNA Financial voted all of their Shares in favor of the election of the directors that currently comprise the Special Committee at the Company’s 2011 Annual Meeting of Stockholders on April 28, 2011 and have agreed to vote the same way at any other meeting at which Company stockholders are permitted to vote for the election or removal of the Company Board until the Effective Time. After the Acceptance Time and prior to the Effective Time, in addition to any approvals of the Company Board or the stockholders of the Company as may be required by the Certificate of Incorporation of the Company dated December 10, 1996, as amended (the “Company Charter”) or the Amended By-laws of the Company, dated April 24, 2008 (the “Company Bylaws”) or applicable law, the affirmative vote of a majority of the members of the Special Committee is required for the Company to (i) terminate or amend the Merger Agreement, (ii) exercise or waive any of the Company’s benefits, rights or remedies under the Merger Agreement, (iii) take any action that would prevent or materially delay the consummation of the Merger, (iv) amend the Company Charter or the Company Bylaws (except as expressly provided in the Merger Agreement) or (v) take any other action under the Merger Agreement, in each case, if such action would reasonably be expected to adversely affect the holders of Shares.

The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Administrative Services Agreement.  Pursuant to the Merger Agreement, CNA Financial agreed to cause its subsidiary, Continental Casualty Company, not to terminate, or amend in a manner adverse to the Company, the Restated Administrative Services Agreement, effective as of July 1, 2004, by and between Continental Casualty Company and the Company filed as Exhibit (e)(3) hereto prior to the earlier of the Effective Time and the termination of the Merger Agreement.

Arrangements Between the Company and its Executive Officers, Directors and Affiliates

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included under Item 8. Additional Information — Golden Parachute Compensation (which is incorporated into this Item 3 by reference) and the Information Statement (attached to this Schedule 14D-9 as Annex I and incorporated herein by reference) under the headings: Certain Relationships and Related Party Transactions; Compensation Discussion and Analysis; Executive Compensation; Security Ownership of Certain Beneficial Owners and Management and Compensation of Independent Directors.

Cash Consideration Payable Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company. As of May 6, 2011, the directors and executive officers of the Company beneficially owned in the aggregate 302,553 Shares (including 16,488 Shares owned directly by the directors and executive officers, vested options to purchase Shares and vested deferred stock units issued pursuant to the Company’s Non-Employee Director Compensation Plan, but excluding unvested options to purchase Shares). If the directors and executive officers were to exercise all of their vested options and tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase by Purchaser, the directors and executive officers would receive an aggregate of $8,032,782 in cash, less the applicable exercise price of any options that are exercised and applicable withholding of taxes. The beneficial ownership of Shares of each director and officer is further described in the Information Statement under the heading Security Ownership of Certain Beneficial Owners and Management.

Management — Management and Directors

As discussed below in Item 4. The Solicitation or Recommendation, to the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend, subject to compliance with applicable law, to tender all of their Shares held of record or beneficially owned in the Offer, except those Shares that were issued to executive officers pursuant to compensation plans of the Company and are subject to restrictions on the holder’s ability to sell or otherwise transfer those Shares and except for Mr. Edelson, who has indicated to CNA Financial that he intends to make a charitable donation of his Shares prior to the consummation of the Offer and that he therefore does not intend to tender his Shares in the Offer.

Retention Agreements

On March 28, 2011, the Company entered into Change in Control Severance and Retention Agreements (the “Retention Agreements”) with the following officers of the Company: John F. Corcoran, Senior Vice President and Chief Financial Officer of the Company, Douglas W. Hinkle, Senior Vice President and Chief Underwriting Officer of the Company, Michael A. Dougherty, Senior Vice President and Chief Information Officer of the Company, and Rosemary Quinn, Senior Vice President, General Counsel and Secretary of the Company. The Retention Agreements provide that these executives will be entitled to severance benefits if their employment is terminated by the Company without cause or if the executive terminates his or her employment for good reason within a period that ends on the later of 18 months after a change in control (which, for purposes of the Retention Agreements, includes the consummation of the Offer) or 18 months after the Retention Agreement is executed if no change of control occurs within such period.

In the event the payment provisions of the Retention Agreements are triggered for any of these executives, upon execution of a general release and compliance with the non-competition, non-solicitation, confidentiality and other restrictive covenants, as provided in the Retention Agreements, the severance benefit payable to the executive includes a severance payment equal to the sum of (i) one times base salary and target annual cash bonus, (ii) prorated target annual cash bonus and (iii) any accrued holiday or vacation pay, to be paid in equal monthly installments over twelve months (the “Severance Period”). Further, in lieu of continued participation in the Company’s welfare and benefit plans, the executive will be entitled to a payment equal to the premium chargeable pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) for medical and dental coverage for the Severance Period. In addition, the executive will be paid $40,000 to cover any outplacement and legal services. After the Compensation Committee of the Company Board (the “Compensation Committee”) reviews the Company’s actual performance results for the year in which the executive’s employment is terminated, the Company will pay the executive any long-term cash incentive compensation award which would have vested and become payable for the year of the termination prorated through the date of termination.

The severance benefits provided under the Retention Agreements will be reduced by amounts any of the executive officers is entitled to receive from the Company in the event of a termination of employment under any previous agreements or arrangements and to the extent any previous agreements or arrangements provided for a continuation of health and welfare benefits, the Retention Agreement provisions will supersede the previous agreement provisions. For these purposes, pursuant to a special severance pay letter agreement with the Company, in the event that Mr. Corcoran’s employment is terminated involuntarily due to any reason other than for cause, death or disability prior to April 1, 2013, Mr. Corcoran will be entitled to receive one year of base salary and continuation of coverage under the Company’s health and welfare plans for such period, subject to execution of a general release. Pursuant to a special bonus letter agreement with the Company, in the event that Mr. Hinkle’s employment is terminated by the Company for reason other than death, disability, for cause or inadequacy of performance, the Company will pay Mr. Hinkle any unpaid portion of the special bonus provided thereunder within 30 days following the termination of employment, subject to execution of a general release and continuation of compliance to the restrictive covenants provided in the agreement.

For additional information regarding the benefits payable upon the consummation of the transactions contemplated by the Merger Agreement, see the information below under Item 8. Additional Information — Golden Parachute Compensation, which is incorporated herein by reference.

Employment Agreement with John F. Welch

As provided under an employment agreement between the Company and John F. Welch, President and Chief Executive Officer of the Company, if Mr. Welch’s employment with the Company is terminated without cause or for good reason, Mr. Welch is entitled to severance equal to the sum of (i) base salary, target bonus (“AIB”) and target long-term incentive compensation (“LTI”), prorated based on the total number of months from the date of termination through December 31, 2011, but in no event will the period of time for which such severance is calculated be less than twelve months, to be paid in equal monthly installments. Mr. Welch will also be entitled to, within 30 days following his termination, accrued amounts, including any unpaid base salary, earned bonus and cash entitlements under any Company plan or program. In addition, after the Compensation Committee’s review of actual performance results for the year in which the termination occurs, Mr. Welch is eligible to receive a prorated AIB and prorated LTI payment based on actual performance for the year in which Mr. Welch’s employment is terminated. These payments would be made at the same time that AIB and LTI payments are made to active employees. Mr. Welch also would be eligible to continue to participate in the Company’s health benefit plan for the period of severance running concurrently with any benefit eligibility under COBRA. This agreement also provides that if the Company fails to extend Mr. Welch’s employment agreement, then Mr. Welch’s employment will terminate on April 12, 2012 and he would receive severance benefits consisting of (i) payment of one year of Mr. Welch’s then annual base salary, one year target AIB, and target LTI award payable in twelve monthly installments; (ii) continuation in the Company’s health benefit plan for the period of severance running concurrently with any benefit eligibility under COBRA; and (iii) prorated AIB and LTI payments (based on actual performance) for the year in which his employment is terminated, payable when AIB and LTI payments are made to active employees. Such severance benefits are subject to an execution of a general release and compliance with the non-competition, non-solicitation, confidentiality and other restrictive covenants provided in Mr. Welch’s employment agreement. To the extent that any portion of Mr. Welch’s severance benefit constitutes deferred compensation for purposes of Internal Revenue Code Section 409A, the payment of such portion of his severance benefit will be delayed until six months after his separation from service.

Severance Benefit Plan

The Company provides a general severance benefit plan to all full-time or part-time employees, excluding any employees who have a written employment agreement or severance agreement with the Company. If a full-time employee’s employment is terminated due to an elimination of such employee’s job or a reduction in force, such employee is eligible to receive severance pay between five weeks and 52 weeks of base salary, depending on years of service to the Company and employee age, subject to execution of a general release. Such severance will be paid within 14 days after the termination of employment; provided, that the release becomes binding and irrevocable during that time. The Company will determine, in its sole and absolute discretion, whether any health and welfare benefits will be continued for the severance period.

The compensation and benefit plans provided to our employees and executive officers do not provide for any benefit upon the consummation of the Offer or the Merger. However, under the Company’s 2006 Long Term Equity Compensation Plan, the Compensation Committee has the discretion to amend the terms of a stock option award in the event of a change-in-control. The Merger Agreement provides that upon the Effective Time, all stock options will be cancelled, extinguished and converted into the right to receive in cash the difference, if any, between $26.55 and the exercise price of the option per Share subject to the option and all common stock units and restricted stock will be cancelled and the holders thereof will receive $26.55 per Share or share of restricted stock, in each case less any applicable withholding of tax. As of May 6, 2011, the executive officers of the Company beneficially held the number of unvested stock options, common stock units and restricted stock set forth below:

		Number of	Number of
	Number of	Unvested	Unvested
	Unvested	Common Stock	Restricted
Name of Executive Officer	Options	Units	Shares

John F. Welch	36,050	N/A	9,972
John F. Corcoran	8,075	N/A	2,156
Douglas W. Hinkle	7,775	N/A	2,156
Michael A. Dougherty	7,125	N/A	1,844
Rosemary Quinn	5,870	N/A	1,728

Section 16 Matters

Pursuant to the Merger Agreement, the Company Board, or an appropriate committee of non-employee directors thereof, has agreed to adopt resolutions consistent with the interpretive guidance of the SEC to cause to be exempt under Rule 16b-3 of the Exchange Act any dispositions of Shares, stock options or restricted stock in the Offer or the Merger by any director or officer of the Company who is or will be subject to the reporting requirements of Section 16 of the Exchange Act with respect to the Company that are treated as dispositions under Rule 16b-3 and result from the Merger and other transactions contemplated by the Merger Agreement.

Arrangements with the Company’s Non-Employee Directors

None of the Company’s non-employee directors receive equity awards for their services. The Company’s independent directors receive an annual retainer in cash payments.

Compensation to Members of the Special Committee

As compensation for services rendered in connection with serving on the Special Committee (as defined below), Anthony S. Cleberg and Robert A. Tinstman each received a one-time fee of $100,000 and Philip H. Britt, the Chairman of the Special Committee, received a fee of $120,000. In addition, each member of the Special Committee will be reimbursed for out-of-pocket expenses incurred in connection with his service on the Special Committee in accordance with the Company’s standard policies.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Special Committee and the Board of Directors

At a meeting held on April 20, 2011, after careful consideration, including a thorough review of the transactions contemplated by the Merger Agreement with the Special Committee’s financial and legal advisors, the Special Committee unanimously:

(i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company’s stockholders (other than CNA Financial and its affiliates other than the Company and its subsidiaries (the “Affiliated Stockholders”));

(ii) recommended to the Company Board that the Company Board adopt resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement; and

(iii) recommended that the holders of Shares (other than the Affiliated Stockholders) tender their Shares to Purchaser pursuant to the terms of the Offer and, if required by the DGCL, that they vote to adopt the Merger Agreement and the transactions contemplated by the Merger Agreement.

Also on April 20, 2011, following the Special Committee meeting, the Company Board (with directors Messrs. Edelson, Mense and Wilson abstaining from all votes due to their affiliation with CNA Financial or Loews), based on the unanimous recommendation of the Special Committee, by a unanimous vote of all members of the Company Board not abstaining:

(i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable and fair to and in the best interests of the Company and the Company’s stockholders (other than the Affiliated Stockholders); and

(ii) recommended that the Company’s stockholders (other than the Affiliated Stockholders), to the extent required by the DGCL, vote to adopt the Merger Agreement.

Based on the unanimous recommendation of the Special Committee, the Company recommends that the Company’s stockholders (other than the Affiliated Stockholders) accept the Offer and tender their Shares pursuant to the Offer.

Copies of a letter to the Company’s stockholders and a joint press release communicating the recommendation are filed as Exhibits (a)(1)(vii) and (a)(5)(i) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Background of the Offer

The Company was formed through the September 30, 1997 combination of the surety business of CNA Financial with the insurance subsidiaries of Capsure Holdings Corp., Western Surety Company, Surety Bonding Company of America and Universal Surety of America. CNA Financial, through its subsidiaries, owns approximately 61.0% of the outstanding Shares of the Company.

On March 20, 2000, CNA Financial publicly proposed to acquire all of the outstanding Shares of the Company that were not then owned by CNA Financial and its affiliates for $13.00 per Share. A special committee of directors of the Company was formed to evaluate this proposal. During the course of the evaluation and during a time in which the trading prices of stocks in the property and casualty insurance industry increased significantly, CNA Financial withdrew its proposal, stating publicly that market conditions were no longer favorable for pursuing its previously announced proposal.

On October 29, 2010, D. Craig Mense, Executive Vice President and Chief Financial Officer of CNA Financial met with John F. Welch, President and Chief Executive Officer of the Company, to inform Mr. Welch that CNA Financial was making a proposal to acquire all of the outstanding Shares of the Company that were not currently owned by subsidiaries of CNA Financial for $22.00 per Share in cash (the “Proposed Transaction”). Mr. Mense also delivered a letter to Mr. Welch setting forth the proposal, the text of which is as follows:

Mr. John F. Welch
President and Chief Executive Officer
CNA Surety Corporation
333 South Wabash Avenue
Chicago, Illinois 60604

October 29, 2010

Dear John:

CNA Financial Corporation (“CNA”) is pleased to submit this proposal to acquire all of the outstanding shares of common stock of CNA Surety Corporation (“Surety”) that are not currently owned by subsidiaries of CNA at a purchase price of $22.00 per share in cash.

The $22.00 per share price represents a 14% premium over Surety’s last closing price and a 13% premium to Surety’s recent 52-week high. The proposed price also represents a 24% premium over Surety’s closing price one month ago and a 31% premium over Surety’s closing price three months ago. The $22.00 per share price is a 1.17x multiple of Surety’s tangible book value per share excluding net unrealized gains as of September 30, 2010.

As you know, CNA, through its subsidiaries, currently owns approximately 62% of the outstanding shares of Surety common stock. Accordingly, we expect that the Surety board of directors would form a special committee consisting of independent directors to consider our proposed transaction. We would also expect that the special committee would retain its own independent legal and financial advisors to assist in its review and negotiation of our proposed transaction.

We intend to implement the proposed transaction in a manner that will ensure that Surety would become a wholly-owned subsidiary of CNA and that all stockholders of Surety would receive the same consideration for their shares. Our desire is to achieve this result through a transaction that is supported by the special committee and we are prepared to negotiate a merger agreement with the special committee and its advisors providing for the acquisition of the remaining shares.

Following completion of the proposed transaction, we expect that Surety would continue to operate its business in a manner that is generally consistent with its current operations.

Please note that we are interested only in acquiring the remaining shares of Surety and we have no interest in a disposition of our controlling interest.

We have engaged J.P. Morgan Securities LLC as financial advisor and Simpson Thacher & Bartlett LLP as legal advisor for the proposed transaction.

Due to our obligations under securities laws, we intend to file a Schedule 13D amendment with the SEC and to issue a press release announcing our proposal before the market opens on Monday. A copy of the press release is attached for your reference. We would request that you also promptly provide a copy of this letter to Surety’s independent directors.

We believe that our proposal represents a unique opportunity for Surety’s stockholders to monetize their investment at a significant premium to Surety’s current and recent stock price. We would welcome the opportunity to meet with the special committee and/or its advisors as soon as possible to discuss our proposal.

We look forward to your response.

Sincerely,

D. Craig Mense

On October 31, 2010, following a discussion among the members of the Company Board at a duly constituted meeting, the Company Board resolved to appoint a special committee of independent and disinterested directors (the “Special Committee”) to evaluate CNA Financial’s proposal or any other transaction involving the Company arising out of the proposal or any merger or third-party proposal arising subsequent to CNA Financial’s proposal. The Company Board appointed Phillip H. Britt, Anthony S. Cleberg and Robert A. Tinstman as the members of the Special Committee. None of the members of the Special Committee is a current or former officer or employee of the Company or is a current or former director, officer or employee of CNA Financial or its affiliates. The Special Committee appointed Mr. Britt as Chairman. The Company Board authorized the Special Committee to, among other things and in its sole discretion, engage independent legal, financial and other advisors, obtain information from management and advisors, direct the negotiation of the Proposed Transaction or any alternative transaction involving the Company arising out of, or subsequent to, CNA Financial’s proposal, institute litigation and adopt stockholder protections, including a stockholder rights plan. The Company Board also resolved that it would not approve or recommend approval by the Company’s stockholders of any Proposed Transaction without a prior favorable recommendation of the Proposed Transaction by the Special Committee.

On November 1, 2010 CNA Financial and the Company issued press releases regarding the proposal.

On November 8, 2010, the Special Committee conducted in-person interviews of four potential legal advisors, including representatives of Latham & Watkins LLP (“Latham”). After considering the expertise and qualifications of the various firms in representing special committees evaluating “going private” transactions and confirming that Latham had no conflicts of interest involving the Company, CNA Financial or any related parties, the Special Committee retained Latham as the Special Committee’s independent legal advisor. On November 22, 2010, upon the recommendation of Latham, the Special Committee also engaged Morris, Nichols, Arsht & Tunnell LLP as special Delaware counsel to the Special Committee.

On November 9 and 10, 2010, the Special Committee held in-person interviews with five potential financial advisors selected on the basis of their expertise in the insurance industry as well as their experience in representing special committees evaluating “going private” transactions. On November 15, 2010, the Special Committee held a telephonic meeting in which representatives of Latham participated. The Special Committee discussed, among other things, the retention of an independent financial advisor. The Special Committee considered each of the candidate firms’ respective qualifications and pre-existing relationships with the transaction participants and, based on these considerations, determined that Goldman, Sachs & Co. (“Goldman Sachs”) was independent for purposes of this engagement and to engage Goldman Sachs subject to completion of a satisfactory engagement letter. Goldman Sachs and the Special Committee subsequently entered into an engagement letter dated November 22, 2010. Following its engagement, Goldman Sachs began its financial analysis of the Company.

On November 29, 2010, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated. The Special Committee reviewed its fiduciary duties in the context of a going private transaction, the conflicts of interest presented by CNA Financial’s proposal and the presence on the Company Board of persons affiliated with CNA Financial or Loews, the controlling stockholder of CNA Financial, and the standards of review applicable to going private transactions. The Special Committee then discussed with Goldman Sachs the methods of financial analysis that Goldman Sachs would perform to assist the Special Committee, as well as a plan for communications with stockholders.

On November 29, 2010, a representative of Goldman Sachs contacted a representative of J.P. Morgan Securities LLC, financial advisor to CNA Financial (“J.P. Morgan”) and informed J.P. Morgan that the Special Committee had retained Goldman Sachs to serve as the Special Committee’s independent financial advisor in connection with the Proposed Transaction. During their conversation, Goldman Sachs informed J.P. Morgan that the Special Committee, with the assistance of Goldman Sachs, was beginning the process of evaluating the Proposed Transaction.

On December 1, 2010, Mr. Britt called Mr. Mense and informed him that the Special Committee, with the assistance of its financial advisor, had begun the process of evaluating the Proposed Transaction.

On December 2, 2010, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated and discussed, among other things, the engagement of an independent actuary to assist with the Special Committee’s financial analysis of the Proposed Transaction and specifically to enable the Special Committee to independently evaluate the Company’s reserve position with respect to potential insurance claims. Based on the reputation of Milliman, Inc. (“Milliman”) in the industry, Milliman’s historical familiarity with the Company due to previously serving as the Company’s appointed actuary, and the fact that Milliman was not currently providing services to the Company and that while Milliman provided certain limited services to CNA Financial or its subsidiaries, the fees resulting therefrom were not material to Milliman, the Special Committee proposed to engage Milliman as its independent actuary provided that a conflict review of Milliman presented no concerns.

On December 6, 2010, at the direction of the Special Committee, representatives of Latham and Goldman Sachs met with Mr. Welch, Mr. Corcoran and Ms. Quinn in Chicago, Illinois to review the business and finances of the Company. The Special Committee’s advisors discussed with management the Company’s business plan and strategic initiatives, the market environment, and other matters related to the financial analysis being prepared by Goldman Sachs. During this meeting, Goldman Sachs relayed the Special Committee’s request that management prepare five-year financial forecasts reflecting the Company’s strategic initiatives and best estimates of future financial performance for evaluation in connection with the Special Committee’s financial analysis.

Over the course of the next two weeks, representatives of Goldman Sachs conducted multiple follow-up calls with the Company’s senior management to discuss further details regarding the Company’s financial performance, reserves and capital position, and the forecasts being prepared by Company management.

On December 9, 2010, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated and discussed the status of Goldman Sachs’s financial analysis. Goldman Sachs advised the Special Committee that the Company’s management was providing the information required for the Special Committee’s financial analysis of the Proposed Transaction. The Special Committee also discussed again the possible retention of Milliman as its independent actuarial advisor. The Special Committee reviewed Milliman’s past work with the Company and with CNA Financial, Milliman’s experience with evaluating the reserves of similar companies and Milliman’s particular experience with the Company’s reserves, accident year loss history and re-insurance program. The Special Committee determined that Milliman’s current and historical engagements did not present any material conflicts and determined to engage Milliman as the Special Committee’s independent actuary. Milliman’s engagement by the Special Committee was formalized in an engagement letter entered into on December 16, 2010.

On December 20, 2010, the Special Committee held a meeting in Chicago, Illinois in which representatives of Latham and Goldman Sachs participated and discussed CNA Financial’s proposal and the Special Committee’s next steps with regard to evaluating the proposal and responding to CNA Financial and alternatives. Representatives of Goldman Sachs reported preliminary observations on the Company and the surety industry based on discussions with the Company’s management and market conditions, but without the forecasts that the Company’s management was in the process of preparing. Goldman Sachs further reported on the Company’s recent trading performance and the make-up of the Company’s investor base and provided a summary of alternatives to CNA Financial’s proposal. Goldman Sachs presented to the Special Committee preliminary versions of some of the analyses presented by Goldman Sachs to the Special Committee on April 20, 2011, which are described more fully in Item 4. The Solicitation or Recommendation — Opinion of Goldman, Sachs & Co. The Special Committee also considered whether, in light of potential uncertainty among the Company’s executive officers created by CNA Financial’s offer, the Company should adopt a retention plan in order to help retain key executives and maintain their focus on operating the Company’s business during pendency of CNA Financial’s proposal. The Special Committee determined to continue discussions regarding a retention compensation package for key executives at subsequent meetings.

In the ordinary course prior to CNA Financial’s submission of its proposal, in light of the fact that CNA Financial is required to consolidate the results of the Company’s business into CNA Financial’s financial statements, the Company has historically provided CNA Financial with financial forecasts of cash flows, which were necessary for, among other things, CNA Financial to undertake goodwill impairment testing. In response to a request from Mr. Mense (relayed to the Special Committee by Mr. Corcoran) to provide the Company’s financial forecasts utilized by CNA Financial for goodwill impairment testing as was customary, on December 20, 2010, Mr. Britt called Mr. Mense to inform him that because management forecasts were still being prepared and reviewed by the Special Committee, the Company would not provide the financial information until that preparation and review process was complete, likely mid-January 2011.

On December 23, 2010, the Special Committee held a telephonic meeting in which representatives of Latham participated. Mr. Cleberg, who, in addition to serving on the Special Committee, was Chairman of the Audit Committee of the Company (the “Audit Committee”), advised the Special Committee that the Company’s management had concluded its annual reserve review prepared by its internal appointed actuary and was recommending that $54.5 million of redundant reserves be released. The Audit Committee was comprised of the same directors as the Special Committee. Mr. Cleberg confirmed that the process undertaken and the judgments made for 2010 were consistent with past years but, in light of the actuarial indication of significant excess reserves associated with 2008, the proposed release significantly exceeded past releases. Mr. Cleberg reported that each of Mr. Corcoran and the Company’s internal appointed actuary was comfortable that a release of $54.5 million of excess reserves was appropriate in the circumstances. He further reported that the Company’s external auditor, in connection with reporting on the results of its interim test work, acknowledged the preliminary results of its work supported the reasonableness of such proposed release.

At the December 23, 2010 meeting, the Special Committee also discussed a possible retention program for key executives. In order to evaluate the employment agreements in place with the Company’s executives and the need for additional retention benefits, the Special Committee determined that it could benefit from the retention of an independent compensation consultant and after discussion, determined to retain Pay Governance LLC (“Pay Governance”) as its independent compensation consultant. The Special Committee then discussed the fact that the power to make all decisions regarding a retention program for key executives was vested in the Compensation Committee (which was comprised exclusively of the members of the Special Committee). Accordingly, they concluded that consideration of and approval of retention plans would be made by the Compensation Committee.

On January 7, 2011, the Special Committee held a meeting in Chicago, Illinois in which representatives of Latham and Goldman Sachs, Mr. Welch, Mr. Corcoran, and a representative of Milliman participated. At this meeting, Milliman presented its preliminary conclusion that the Company’s carried reserves were 33.3% redundant as of September 30, 2010 and that the Company carried approximately $97.0 million in redundant reserves. The Special Committee discussed the reasons for the difference between Milliman’s loss reserve analysis and that of management, which had proposed to release $54.5 million of redundant reserves based on the Company’s reserve position at December 31, 2010. The Special Committee requested additional information from Milliman regarding its loss reserve analysis. At the meeting, Mr. Corcoran also presented management’s preliminary five-year financial forecasts.

On January 13, 2011, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated. Goldman Sachs discussed with the Special Committee the views of several of the Company’s stockholders. The Special Committee then discussed the Audit Committee’s conclusion at its meeting that morning to accept management’s determination to release $54.5 million of excess reserves for the fiscal year ended December 31, 2010, including the fact that the Audit Committee had discussed the results of the reserve analysis as of September 30, 2010 conducted by Milliman with the Company’s management and external auditor and the fact that the Audit Committee had considered the principal differences between Milliman’s analysis and that of the Company’s internal appointed actuary stemmed from the two most recent accident years (2009 and 2010). Management of the Company had advised the Audit Committee that management’s approach to the actuarial analysis was motivated by a number of factors, including (i) that the actuarial projections are generally less reliable for the more recent accident years due to the lack of maturity in the loss emergence for such period, and (ii) management’s belief that the loss development factors utilized by Milliman were not consistent with current economic conditions. For these reasons, the Company’s management had determined not to rely upon Milliman’s analysis of reserves for the more recent accident years. The Special Committee understood that the Audit Committee had reconfirmed its prior decision to accept management’s proposed $54.5 million excess reserve release.

On January 14, 2011, pursuant to CNA Financial’s previous request concerning goodwill impairment testing and as authorized by the Special Committee, the Company provided CNA Financial with a forecast of expected cash flow reflected in management’s financial forecast being utilized by the Special Committee in its financial analysis of CNA Financial’s proposal. These cash flow projections were provided to address CNA Financial’s need to complete its goodwill impairment testing for completion of its financial statements.

On January 24, 2011, the Special Committee held a meeting in Chicago, Illinois in which representatives of Latham, Goldman Sachs and Milliman participated. Milliman provided its final analysis regarding the Company’s accident year loss history and the Company’s excess reserves as of December 31, 2010. Milliman concluded that the Company’s carried reserves were approximately $50 million redundant after accounting for the Company’s $54.5 million excess reserve release. Milliman also reported that the principal differences between Milliman’s analysis and that of the Company’s internal appointed actuary stemmed from the two most recent accident years (2009 and 2010). Following Milliman’s presentation, Goldman Sachs presented to the Special Committee a preliminary version of the financial analyses presented by Goldman Sachs to the Special Committee on April 20, 2011, which are described more fully in Item 4. The Solicitation or Recommendation — Opinion of Goldman,

Sachs & Co. The Special Committee then considered potential alternatives to the Proposed Transaction. Noting CNA Financial’s statements that it was not interested in selling its Shares of the Company, the Special Committee determined that it would be futile to pursue an alternative strategic transaction, but instead determined to explore further the potential for a special dividend, including the likelihood that management would support a special dividend. Finally, the Special Committee discussed potential responses to CNA Financial’s offer and determined that the Special Committee’s public response to CNA Financial’s proposal should be contemporaneous with the release of the Company’s 2010 financial results so that the public stockholders could review the response in the context of the Company’s full-year financial results and anticipated reserve release. The Special Committee directed Goldman Sachs to prepare a presentation for CNA Financial and its advisors regarding the Special Committee’s view on CNA Financial’s $22.00 per share offer price so that the Special Committee could be in a position to meet with CNA Financial regarding a Proposed Transaction as expeditiously as possible following the Company’s earnings announcement.

On January 26, 2011, the Special Committee met telephonically and discussed the materials that the Special Committee had directed Goldman Sachs to prepare regarding the Special Committee’s view on CNA Financial’s $22.00 per Share offer price for discussion with CNA Financial and its advisors.

On January 28, 2011, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated and discussed its proposed response to CNA Financial’s proposal.

On the morning of February 3, 2011, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated and discussed, among other things, the Special Committee’s response to CNA Financial’s proposal. The Special Committee discussed CNA Financial’s $22.00 per Share offer and the performance of the Company since such proposal, including the increase in the Company’s book value given its strong earnings performance and favorable release of redundant reserves, and determined that CNA Financial’s offer substantially undervalued the Company. The Special Committee approved a press release publicly announcing its conclusion that would be issued prior to the opening of the markets on February 4, 2011, concurrently with the Company’s press release announcing its fourth quarter and year-end financial results.

On February 3, 2011, Mr. Britt called Mr. Mense and informed him that the Special Committee had determined that CNA Financial’s $22.00 per Share proposal substantially undervalued the Company and would not be supported by the Special Committee. Mr. Britt informed Mr. Mense that a press release would be issued to such effect and that the Special Committee would welcome further discussions with CNA Financial regarding the Special Committee’s conclusions as to the Company’s value and the terms of the Proposed Transaction. On the same day, Goldman conveyed a similar message to J.P. Morgan.

On February 4, 2011, the Special Committee issued a press release announcing that, after careful consideration and review, with the assistance of its advisors, the Special Committee had unanimously concluded that CNA Financial’s proposal to acquire the outstanding Shares of the Company that were not currently owned by subsidiaries of CNA Financial for $22.00 per Share in cash substantially undervalued the Company. Concurrently with the Special Committee’s press release, the Company issued a press release announcing its fourth quarter and year-end financial results.

On February 5, 2011, Mr. Mense called Mr. Britt and informed him that CNA Financial was not then in a position to respond to the Special Committee’s determination, but that CNA Financial would inform the Special Committee if and when it was prepared to discuss further the terms of a Proposed Transaction.

On February 7 and 10, 2011, the Special Committee held telephonic meetings in which representatives of Latham and Goldman Sachs participated and discussed the status of the Proposed Transaction, including the views of several stockholders with respect to the Special Committee’s rejection of CNA Financial’s proposal.

On the morning of February 24, 2011, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated and discussed the status of the Proposed Transaction and alternatives thereto, including the declaration of a special dividend. The Special Committee discussed that prior to CNA Financial’s proposal, the Company Board had requested that the Company’s management determine if A.M. Best Company (“A.M. Best”) would provide a view regarding whether the

Company would maintain its A (Excellent) rating under various capital release scenarios. Based on related conversations with A.M. Best, the Company’s management believed that the Company could in the future release capital down to a target Best’s Capital Adequacy Ratio (BCAR) of at least 300% and maintain its current A.M. Best rating.

Later on February 24, 2011, Goldman Sachs received a call from J.P. Morgan. During that call, J.P. Morgan told Goldman Sachs that CNA Financial believed that the next appropriate step would be to meet with the Company’s management team to review the Company management’s five-year financial forecast, which comprehensive five-year financial forecast had not yet been provided to CNA Financial.

On the morning of February 25, 2011, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated and discussed CNA Financial’s request to meet with the Company’s management. Later that afternoon, Goldman Sachs called J.P. Morgan to arrange a meeting between J.P. Morgan and Goldman Sachs followed by a meeting between CNA Financial and the Company’s management. On March 1, 2011, J.P. Morgan and Goldman Sachs confirmed plans for both meetings to occur on March 8, 2011.

On March 3, 2011, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated to prepare for the March 8, 2011 meeting with CNA Financial and its financial advisors.

On March 6, 2011, Messrs. Britt, Tinstman and Cleberg, in their capacities as both Special Committee and Compensation Committee members, held a telephonic meeting in which representatives of Latham, Goldman Sachs and Pay Governance participated. At this meeting, the Special Committee and Compensation Committees discussed the possibility of entering into retention agreements with certain of the Company’s key executives to address the uncertainty created by the Proposed Transaction, to ensure the executives remained focused on the Company’s operations during the negotiations. Pay Governance presented the terms of the proposed retention agreements and discussed the process by which the Compensation Committee had determined that the retention agreements were advisable and consistent with market practice. The Compensation Committee, based on consultations with Pay Governance, Latham and Goldman Sachs, determined that the proposed retention agreements would not preclude a Proposed Transaction from being consummated. After discussion, the Compensation Committee approved the form of retention agreements, with such changes to the agreements as Mr. Tinstman, the Chair of the Compensation Committee, might approve. Following negotiation with the Company’s key executives regarding the terms of the agreements, Mr. Corcoran, Mr. Hinkle, Mr. Dougherty and Ms. Quinn entered into retention agreements on March 28, 2011.

On the morning of March 8, 2011, Goldman Sachs met with J.P. Morgan in Chicago, Illinois and delivered a presentation to J.P. Morgan that discussed the Special Committee’s determination that CNA Financial’s proposal to acquire the outstanding Shares of the Company (other than Shares owned by Affiliated Stockholders) for $22.00 per Share in cash substantially undervalued the Company. Later on March 8, 2011, representatives of CNA Financial and J.P. Morgan met with members of the Company’s senior management, Goldman Sachs and Mr. Britt in Chicago, Illinois to discuss the Company’s financial forecasts, which were provided to CNA Financial at this meeting. On the evening of March 8, 2011, Mr. Mense called Mr. Britt to inform him that CNA Financial was not as confident in the Company management’s financial forecasts as was the Special Committee and did not intend to rely on the projections for purposes of its valuation analysis of the Company.

On March 10, 2011, the Special Committee held a telephonic meeting in which representatives of Latham participated and discussed potential means of securing an improved proposal from CNA Financial following the March 8, 2011 management interview session.

On the morning of March 17, 2011, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated and discussed the status of the Proposed Transaction. Later on the morning of March 17, 2011, Mr. Britt returned a call from Mr. Mense and agreed to Mr. Mense’s invitation to discuss the Proposed Transaction that afternoon.

On the afternoon of March 17, 2011, Messrs. Mense and Britt met in New York, New York. Mr. Mense reiterated CNA Financial’s lack of confidence in the Company’s financial forecasts. Mr. Mense further stated that CNA Financial believed the fair value of the Company to be $25.00 per Share, but that Mr. Mense thought that CNA Financial’s board of directors would be willing to consider a price of $25.20 per Share, which was approximately the then-current market price per Share. Mr. Britt advised Mr. Mense that the Special Committee would not likely support a transaction at a price of $25.20 per Share, and that CNA Financial should reconsider its proposal.

On the evening of March 17, 2011, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated. Mr. Britt reported on his discussion with Mr. Mense and the Special Committee discussed potential approaches to continue dialogue with CNA Financial regarding a Proposed Transaction with a goal of obtaining a more favorable price for the Company.

On March 18, 2011, Goldman Sachs met with J.P. Morgan. J.P. Morgan presented CNA Financial’s analysis of the Company’s financial position and prospects and the impact of an acquisition on CNA Financial’s statutory and GAAP capital accounts. Neither J.P. Morgan nor Goldman Sachs proposed a revised offer price.

On March 21, 2011, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated. Goldman Sachs reported on its March 18, 2011 meeting with J.P. Morgan and reported that CNA Financial had stated that it believed that the Company’s financial forecasts were optimistic and the capital scenarios were unrealistic. Goldman Sachs then presented to the Special Committee a preliminary version of the financial analyses presented by Goldman Sachs to the Special Committee on April 20, 2011, which are described more fully in Item 4. The Solicitation or Recommendation — Opinion of Goldman, Sachs & Co.

The Special Committee held a meeting in Denver, Colorado on March 23, 2011, and met telephonically on March 24, 2011. Representatives of Latham participated in both meetings. Representatives of Goldman Sachs participated telephonically in portions of the March 23, 2011 meeting and the entire March 24, 2011 meeting. At both meetings, the Special Committee discussed the best strategy to improve CNA Financial’s offer for the Company’s Shares. The Special Committee discussed the range of values at which the Special Committee would recommend a transaction with CNA Financial and determined that although the Special Committee believed a price in excess of $27.00 per Share could be supported, the Special Committee would be willing to consider a price lower than $27.00 with appropriate contractual protections, but that the Special Committee believed it was in the best interests of the public stockholders to remain a standalone company rather than accept a price below $26.00 per Share. The Special Committee also discussed its views on the potential sale price for the Company if a transaction with a third party was available and evaluated alternative transactions. The Special Committee discussed that a third-party transaction would likely be at a price in excess of a price the Special Committee would obtain from CNA Financial because of the control premium but that a third-party transaction was unavailable because of CNA Financial’s previously disclosed position that it would not consider selling its Shares. After discussion regarding the Company’s current book of business, the loss ratio assumptions, and the impact of macroeconomic factors on the Company’s financial outlook, the Special Committee concluded that a representative of the Special Committee should meet with Mr. Mense to further explain the Special Committee’s view of the Company’s value and invite CNA Financial to meet with the Special Committee and management.

On March 29, 2011, Messrs. Britt and Tinstman met with Mr. Mense in Chicago, Illinois to discuss their differing views of the Company’s financial outlook, specifically with respect to loss ratio projections. Messrs. Britt and Tinstman advised Mr. Mense that the Special Committee would support a transaction at a price of 1.2x the Company’s book value, or $27.79 per Share. Mr. Mense stated that he did not expect CNA Financial would be willing to pay $27.79 per Share, and did not offer an alternative price for the Special Committee to consider. Messrs. Britt and Tinstman invited CNA Financial to perform additional due diligence to better understand the Special Committee’s position on the Company’s value.

On the morning of March 30, 2011, Mr. Mense called Mr. Britt to engage in a discussion regarding their respective views on the Company’s value. When Mr. Mense requested that Mr. Britt provide a revised offer price at which the Special Committee was willing to enter into the proposed transaction, Mr. Britt declined to provide a revised price but stated that if CNA Financial decided to deliver a revised proposal, the Special Committee would give it careful consideration.

Later on the morning of March 30, 2011, J.P. Morgan called Goldman Sachs to discuss the Special Committee’s proposed price of $27.79 per Share and the assumptions underlying the Special Committee’s view of value. No new proposal as to price was made during either the call placed by Mr. Mense or J.P. Morgan.

On the afternoon of March 31, 2011, Mr. Britt called Mr. Mense and reiterated that the Special Committee was prepared to enter into a transaction at a price of $27.79 per Share, but that the Special Committee was prepared to be constructive in order to reach an agreement at an appropriate price. Mr. Mense responded that if $27.79 was the Special Committee’s proposed price per Share, then CNA Financial was not prepared to proceed with the Proposed Transaction.

On April 6, 2011, Mr. Mense called Mr. Britt to discuss the Proposed Transaction. Mr. Britt stated that the Special Committee was willing to consider a revised proposal from CNA Financial. Mr. Mense stated that members of CNA Financial’s senior management were interested in meeting with the Special Committee to discuss whether the two parties could come to an agreement regarding a price at which the Proposed Transaction could be consummated.

On April 7, 2011, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated and discussed Mr. Mense’s request for a meeting. The Special Committee agreed to meet with members of CNA Financial’s management on April 15, 2011.

On the afternoon of April 14, 2011, the Special Committee held a meeting at Latham’s offices in New York, New York in which representatives of Latham and Goldman Sachs participated to prepare for the Special Committee’s meeting the following day with members of CNA Financial’s senior management and the negotiating strategies that might secure an improved proposal from CNA Financial.

On the morning of April 15, 2011, the Special Committee met with Thomas Motamed, Chairman and Chief Executive Officer of CNA Financial, and Mr. Mense at Latham’s offices in New York, New York. Messrs. Motamed and Mense informed the Special Committee that they were willing to recommend to CNA Financial’s board of directors a revised proposal of $26.20 per Share. The Special Committee separately discussed the revised proposal and responded with a price of $27.00 per Share. In response, Mr. Motamed stated that CNA Financial would support a revised proposal of $26.50 per Share. After separate discussions, the Special Committee proposed a revised price of $26.60 per Share. Mr. Motamed responded that CNA Financial would not pay $26.60 per Share but that CNA Financial would, subject to obtaining board approval, support a revised proposal of $26.55 per Share. The Special Committee stated that it would be willing to support a proposal of $26.55 per Share subject to the negotiation of an agreement that was satisfactory to the Special Committee, which Mr. Britt advised CNA Financial’s representatives must (i) be structured as a tender offer to allow stockholders to receive the cash consideration in the most expeditious timeframe and (ii) include a condition that a majority of the Shares of the Company other than those held by CNA Financial or its subsidiaries be tendered into the offer.

On the afternoon of April 15, 2011, representatives of Simpson Thacher & Bartlett LLP, legal advisor to CNA Financial, sent an initial draft of the Merger Agreement to representatives of Latham. Over the course of that evening and the following four days, the Special Committee and CNA Financial and their respective legal advisors negotiated the terms of the Merger Agreement. On April 18, 19 and 20, 2011, the Special Committee held telephonic meetings in which representatives of Latham participated and discussed various Merger Agreement drafts.

During the evening of April 20, 2011, the Special Committee held a telephonic meeting in which representatives of Latham and Goldman Sachs participated. At that meeting, the Special Committee reviewed and considered the Special Committee’s fiduciary duties in connection with its review and response to CNA Financial’s proposal and consideration of alternative transactions. Representatives of Goldman Sachs then reviewed and discussed with the Special Committee Goldman Sachs’s financial analysis with respect to the transactions contemplated by the Merger Agreement, including the financial analyses more fully described below under Item 4. The Solicitation or Recommendation — Opinion of the Special Committee’s Financial Advisors. Goldman Sachs then rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Goldman Sachs’s written opinion of the same date) that, as of April 20, 2011, and based upon and subject to the factors, limitations and assumptions set forth in the written opinion, the $26.55 per Share in cash to be paid to the holders (other than the Affiliated Stockholders) of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. After Goldman Sachs delivered its opinion, the Special Committee advised Goldman Sachs of the amount of the discretionary fee that Goldman Sachs would receive pursuant to its engagement letter upon the consummation of a transaction as described in Item 4. The Solicitation or Recommendation — Opinion of the Special Committee’s Financial Advisors. Based on a review of the factors and considerations described below under Item 4. The Solicitation or Recommendation — Reasons for the Special Committee’s Recommendation and in consultation with its legal and financial advisors, the Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company’s stockholders (other than the Affiliated Stockholders); (ii) recommended to the Company Board that the Company Board adopt resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement; and (iii) recommended that the holders of Shares (other than the Affiliated Stockholders) tender their Shares to Purchaser pursuant to the terms of the Offer and, if required by the DGCL, that they vote to adopt the Merger Agreement and the transactions contemplated by the Merger Agreement.

At a telephonic meeting later that evening, based on the recommendation of the Special Committee, the Company Board (with directors Mr. Edelson, Mr. Mense and Mr. Wilson abstaining due to their affiliation with CNA Financial or Loews) (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable and fair to and in the best interests of the Company and the Company’s stockholders (other than the Affiliated Stockholders); and (ii) recommended that the Company’s stockholders (other than the Affiliated Stockholders), to the extent required by the DGCL, vote to adopt the Merger Agreement.

Later that evening, the Company, CNA Financial and Purchaser executed the Merger Agreement. Each of the Company and CNA Financial issued a press release the following morning announcing the execution of the Merger Agreement.

Reasons for the Special Committee’s Recommendation

Supportive Factors

In reaching the determinations and recommendations described above in Item 4. The Solicitation or Recommendation — Recommendation of the Special Committee and the Board of Directors, the Special Committee relied on a number of factors that affirmatively supported its determinations and recommendations. The Special Committee believed that these factors supported its conclusion that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are substantively and procedurally fair to and in the best interests of the Company and the holders of Shares (other than the Affiliated Stockholders). These factors include, but are not limited to, the following:

Offer Price.  The Special Committee considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of the Shares (other than the Affiliated Stockholders) to realize fair value, in cash, for their investment in the Company and provides such stockholders certainty of value for their Shares. In addition, the Special Committee considered:

•	the fact that the Offer Price represents a 37.9% premium to the trading price at which the Shares closed on October 29, 2010, the last trading date before CNA Financial publicly announced its proposal to acquire all outstanding Shares of the Company not owned by subsidiaries of CNA Financial;

•	the fact that the 37.9% premium compares favorably with the premiums paid in other similar insurance-related “going-private” transactions in which a majority stockholder sought to acquire all remaining

Shares held by minority stockholders, and also compares favorably with the premiums paid in similar “going-private” transactions outside the insurance and reinsurance industries;

•	the various financial analyses presented by Goldman Sachs to the Special Committee, as described below under Item 4. The Solicitation or Recommendation — Opinion of the Special Committee’s Financial Advisors;

•	the fact that the Offer Price represents a 36.1% premium to the highest trading price, and a 98.9% premium to the lowest trading price of the Shares, each in the 52-week period prior to October 29, 2010;

•	the fact that the historical per share trading prices of the Shares have never exceeded the Offer Price;

•	the fact that the Offer Price is $4.55 per share greater than the initial $22.00 offer by CNA Financial, which represents an increase in total value of the consideration offered to the holders of Shares (other than the Affiliated Stockholders) of approximately 20.7%; and

•	the Special Committee’s belief that, as of the date of the Merger Agreement, the Offer Price represented the highest per share consideration reasonably obtainable.

Opinion of Goldman, Sachs & Co.  The Special Committee considered the fact that Goldman Sachs rendered its oral opinion to the Special Committee, subsequently confirmed in writing, that, as of April 20, 2011 and based upon and subject to the factors, limitations and assumptions set forth in the written opinion, the $26.55 per share in cash to be paid to the holders (other than the Affiliated Stockholders) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated April 20, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the transactions contemplated by the Merger Agreement. The opinion of Goldman Sachs does not constitute a recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or how any such holder should vote with respect to the Merger or any other matter.

Financial and Business Information.  The Special Committee considered its familiarity with the current and historical financial condition, results of operations, competitive position, business, prospects and strategic objectives of the Company, including potential risks involved in achieving such prospects and objectives, and the current and expected conditions in the general economy and in the surety bond and construction industries, including the potential impact of these conditions in achieving such prospects and objectives. A discussion of these matters can be found in the Company’s Form 10-K for the year ended December 31, 2010, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, and its other filings with the SEC.

Management Forecasts.  The Special Committee considered the financial forecasts for fiscal years 2011 through 2015 prepared by the Company’s management in connection with the Special Committee’s evaluation of the Offer and the Merger, and which were evaluated by the Special Committee with the assistance of Goldman Sachs. The Special Committee also considered the risk-adjusted probabilities associated with achieving the Company’s long-term strategic plan as a stand-alone company as compared to the opportunity afforded to the holders of Shares (other than Affiliated Stockholders) pursuant to the Offer. Based on its consideration of management’s financial forecasts and the risks associated with achieving such financial performance, the Special Committee believes that the Offer Price appropriately reflects the long-term value creation potential of the Company’s business plan. For further information regarding the financial forecasts prepared by the Company’s management, see Item 4. The Solicitation or Recommendation — Financial Forecasts Prepared by the Company’s Management below.

Independent Actuarial Analysis.  The Special Committee considered the fact that it retained an independent actuary to review the Company’s reserves and accident year loss ratio history as a separate, and independent, datapoint from a similar analysis prepared by the Company’s management.

Absence of Sale Alternative.  The Special Committee took into account that CNA Financial currently owns approximately 61.0% of the Company through its subsidiaries and recognized that any alternative strategic transaction was impossible as a practical matter without the consent of CNA Financial. The Special Committee took into account the position of CNA Financial, which was confirmed as recently as April 20, 2011, that CNA Financial was interested only in acquiring the publicly held Shares and was not interested in selling any Shares held by subsidiaries of CNA Financial. The Special Committee also considered the fact that to date, no party has come forward with an alternative proposal.

Negotiation Process and Review by the Special Committee.  The terms of the Offer and Merger were the result of active and intense arms’ length negotiations conducted by the Special Committee, which is comprised entirely of independent and disinterested directors, with the assistance of independent financial, legal and other advisors. The Special Committee obtained full access to the Company’s management in connection with its due diligence. Since November 1, 2010, the Special Committee has undertaken an extensive analysis of the value of the Company, has considered issues related to the transaction at over 35 Special Committee meetings and, since February 4, 2011, has engaged in extensive negotiations with CNA Financial and its advisors.

Authority of the Special Committee.  The resolutions establishing the Special Committee provided that the Company Board would not approve or recommend to the Company’s stockholders any transaction involving CNA Financial or any Affiliated Stockholder that was not approved in advance by the Special Committee.

Tender Offer Structure.  The Special Committee considered that the Offer would likely provide holders of Shares the opportunity to receive $26.55 per Share in cash more quickly than in a one-step merger transaction.

Majority of Minority Condition.  The Special Committee considered that the Offer is subject to the Majority of Minority Condition and that CNA Financial is not permitted to waive such condition. The Special Committee believes that satisfaction of the Majority of Minority Condition will affirm the determination of the Special Committee that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Shares (other than the Affiliated Stockholders).

Other Terms of the Merger Agreement.  The Special Committee considered the other terms of the Merger Agreement, which are described more fully in the Offer to Purchase under the heading Special Factors — Section 9. Summary of the Merger Agreement, including that the Merger Agreement:

•	permits the Special Committee to change its recommendation to holders of Shares in response to a material event or circumstance not previously known (or the consequences thereof were not known) to the Special Committee to the extent that the Special Committee determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•	requires, subject to the terms and conditions of the Merger Agreement, CNA Financial to consummate the Merger at a price equal to the Offer Price as promptly as practicable following the purchase of Shares in the Offer;

•	includes a “top up option” that would likely provide holders of Shares the opportunity to receive $26.55 per Share in cash more quickly if they did not tender their Shares into the Offer, the Majority of Minority Condition was satisfied and the Offer was consummated, because the top up option would facilitate the ability of CNA Financial to effect a “short-form merger” under Delaware law without the vote of any stockholders of the Company;

•	contains limited conditions to the consummation of the Offer and the Merger and permits the Company to require CNA Financial to extend the Offer (but generally not beyond October 31, 2011) to permit the satisfaction of such conditions;

•	does not contain a financing condition for the Offer or the Merger; and

•	contains terms that, taken as a whole, provide a significant degree of certainty that the merger will be completed.

Likely Effect on Market Price of the Shares if the Offer is not Commenced.  The Special Committee considered the potential negative effect on trading prices of the Shares if CNA Financial was not to commence the Offer, otherwise announce its intent not to purchase any of the publicly held Shares or to otherwise abandon its proposal.

Appraisal Rights.  The Special Committee considered the fact that stockholders who do not tender their Shares pursuant to the Offer will have the right to demand appraisal of the fair value of their shares under the DGCL, whether or not a stockholder vote is required to approve the Merger.

Potentially Negative Factors

In reaching the determinations and recommendations described above, the Special Committee also considered the following potentially negative factors:

No Participation in the Company’s Future.  If the Offer and Merger are consummated, holders of Shares (other than the Affiliated Stockholders) will receive the Offer Price in cash and will no longer have the opportunity to participate in the increases, if any, in the value of the Company and the Company’s future growth prospects, if any.

Tax Treatment.  The Special Committee was aware that the receipt of the Offer Price and the Merger Consideration (as defined in the Merger Agreement) will generally be taxable to stockholders. For further details, see the section titled The Offer — Section 5. Certain United States Federal Income Tax Consequences in the Offer to Purchase.

Reserve Analysis.  The Special Committee considered the actuarial report prepared by its independent actuary which indicated that the Company’s reserves remained approximately $50 million redundant after accounting for the Company’s $54.5 million excess reserve release for the year ended December 31, 2010.

Risks the Offer and Merger May Not be Completed.  The Special Committee considered the risk that the conditions to the Offer may not be satisfied and therefore, that Shares may not be purchased pursuant to the Offer and the Merger may not be consummated. The Special Committee considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and the potential effect on the trading price of the Shares. The Special Committee also considered the fact that the terms of the Merger Agreement require the Company to obtain the consent of CNA Financial prior to conducting its business outside the ordinary course.

The Special Committee weighed these positive and negative factors, realizing that future results are uncertain, including any future results considered or expected in the factors noted above. In addition, many of the non-financial factors considered were highly subjective. As a result, in view of the number and variety of factors they considered, the Special Committee did not attempt to quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination and recommendation. Rather, the Special Committee made its determination based on the totality of the information presented to and considered by the Special Committee. Individually, each member of the Special Committee may have given greater or lesser weight to a particular factor or consideration.

Reasons for the Recommendation by the Board of Directors

The determinations and recommendations of the Company Board were based on the following factors, which the Company Board believed supported its conclusion that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are substantively and procedurally fair to and in the best interests of the Company and the holders of Shares (other than the Affiliated Stockholders):

•	the unanimous recommendation of the Special Committee, based on the analysis and factors described above;

•	the Special Committee having received from its independent financial advisor, Goldman Sachs, an opinion that, as of April 20, 2011, based upon and subject to the factors, limitations and assumptions set forth therein, the $26.55 per share in cash to be paid to the holders (other than the Affiliated Stockholders) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders; and

•	the Offer Price and the terms and conditions of the Merger Agreement, which were the result of what the Company Board believed were robust arms’ length negotiations between the Special Committee and CNA Financial.

Financial Forecasts Prepared by the Company’s Management

The Company does not as a matter of course prepare or make publicly available long-range forecasts or projections as to future operating performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, in light of the Proposed Transaction, as noted above under Item 4. The Solicitation or Recommendation — Background of the Offer, the Company prepared and provided a five-year financial forecast (the “Financial Forecasts”) to the Special Committee and Goldman Sachs in connection with the Special Committee’s evaluation of a Proposed Transaction, Goldman Sachs’s financial analysis and the preparation of Goldman Sachs’s fairness opinion. With the approval of the Special Committee, the Financial Forecasts were also provided to CNA Financial and J.P. Morgan at the request of CNA Financial.

The Financial Forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. Although presented with numerical specificity, the Financial Forecasts are not fact and reflect numerous assumptions and estimates as to future events made by the Company’s management that the Company’s management believed were reasonable at the time the Financial Forecasts were prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company’s businesses or the industries insured by the Company’s businesses, all of which are difficult to predict and many of which are beyond the control of the Company’s management. In addition, the Financial Forecasts do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Offer or the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer or the Merger. Further, the Financial Forecasts do not take into account the potential effect of the Offer or the Merger not being consummated and should not be viewed as accurate or continuing in that context. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may materially differ.

The inclusion of the summary of the material Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company, CNA Financial, Purchaser or any of their respective advisors or representatives considered or consider the Financial Forecasts to be a reliable prediction of future events, and the summary of the material Financial Forecasts should not be relied upon as such. None of the Company or its advisors or representatives has made or makes any representation regarding the information contained in the Financial Forecasts and, except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error.

The following is a summary of the material Financial Forecasts that were provided to the Special Committee, Goldman Sachs, CNA Financial and J.P. Morgan:

	Fiscal Year Ending December 31
	2011E	2012E	2013E	2014E	2015E
	$ in millions, except per share values

Gross Premiums Written	$452.6	$469.0	$488.8	$511.2	$534.4
Net Premiums Written	$429.8	$445.8	$464.8	$486.3	$508.3
Net Earned Premiums	$425.4	$437.8	$454.9	$475.0	$496.7
Investment Income	46.1	48.3	49.9	51.0	51.9

Total Revenue	$471.5	$486.1	$504.9	$526.0	$548.6

Loss & LAE(1)	$123.6	$120.5	$118.5	$116.7	$122.2
Commissions	121.0	124.2	129.0	134.7	140.9
Underwriting Expenses	104.7	107.8	111.1	114.4	117.8
Dividends	4.7	4.8	5.0	5.1	5.3
Interest Expense	1.2	1.2	1.2	1.2	1.2

Total Expenses	$355.1	$358.6	$364.8	$372.2	$387.4
Pre-Tax Income	$116.4	$127.5	$140.1	$153.8	$161.2

Net Operating Income	$82.6	$90.1	$98.5	$107.6	$112.6

Fully Diluted Operating Earnings Per Share	$1.82	$1.99	$2.17	$2.37	$2.48
Underwriting Ratios
Accident Year Loss Ratio	29.0%	27.5%	26.0%	24.6%	24.6%
Acquisition Ratio	28.4	28.4	28.4	28.3	28.4
Underwriting Ratio	24.6	24.6	24.4	24.1	23.7
Dividend Ratio	1.1	1.1	1.1	1.1	1.1

Combined Ratio	83.2%	81.6%	79.9%	78.1%	77.8%

Shareholders’ Equity	$757.4	$775.7	$789.6	$801.8	$819.7
Selected Key Metrics
Illustrative Capital Release	$393.9	$71.9	$84.6	$95.4	$94.7
Book Value Per Share (ex. AOCI)(2)	16.12	16.53	16.84	17.11	17.51
Return on Equity (ex. AOCI)	11.2%	11.7%	12.4%	13.3%	13.6%

(1)	Loss adjustment expense

(2)	Accumulated other comprehensive income

The material Financial Forecasts set forth above were prepared for internal use and not prepared with a view to public disclosure and are being included in this Schedule 14D-9 not to influence your decision to tender your Shares in the Offer, but because such information was provided to the Special Committee, Goldman Sachs, CNA Financial and J.P. Morgan and was relied upon by Goldman Sachs in performing its financial analysis for the Special Committee, including its fairness opinion. The Financial Forecasts were not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Financial Forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s registered public accounting firm has not examined or otherwise applied procedures to the Financial Forecasts and accordingly assumes no responsibility for them.

The Financial Forecasts are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the Financial Forecasts. There can be no assurance that any projected financial information will be, or are likely to be, realized, or that the assumptions on which they are based will prove to be, or are likely to be, correct. The Financial Forecasts do not and should not be read to update, modify or affirm any prior financial guidance issued by the Company. Information on other important potential risks and uncertainties not discussed herein may be found in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2010 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 as well as the discussion below under Item 8. Additional Information — Forward-Looking Statements.

In light of the foregoing factors and the uncertainties inherent in the Financial Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Financial Forecasts provided in this Schedule 14D-9.

Opinion of the Special Committee’s Financial Advisors

Goldman Sachs delivered its opinion to the Special Committee that, as of April 20, 2011 and based upon and subject to the factors, limitations and assumptions set forth therein, the $26.55 per Share in cash to be paid to the holders (other than CNA Financial and its affiliates) of the outstanding Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated April 20, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the transactions contemplated by the Merger Agreement. The Goldman Sachs opinion does not constitute a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or how any such holder should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2010;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management as approved for Goldman Sachs’ use by the Special Committee (referred to above as the “Financial Forecasts”); and

•	the Estimate of Unpaid Loss and Loss Adjustment Expenses as of December 31, 2010, dated as of January 21, 2011, and prepared by Milliman, Inc. (the “Milliman Report”).

Goldman Sachs also held discussions with members of the senior managements of the Company and CNA Financial regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the insurance industry specifically and in other industries generally, and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, accounting, tax and other information provided to, discussed with or reviewed by it and it does not assume any responsibility for any such information. In that regard, Goldman Sachs assumed with the consent of the Special Committee that the Financial Forecasts were reasonably prepared on a basis reflecting the best then available estimates and judgments of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or of any of its subsidiaries and, other than the Milliman Report, Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs is not an actuary and its services did not include any actuarial determination or evaluation or any attempt to evaluate actuarial assumptions and Goldman Sachs has relied on the Company’s actuaries, Milliman and the Milliman Report with respect to the appropriateness and adequacy of insurance-related provisions and reserves of the Company. In that regard, Goldman Sachs has made no analysis of, and expresses no opinion as to, the appropriateness or adequacy of the insurance-related provisions or reserves of the Company. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition or other business combination with the Company. Goldman Sachs noted that (i) CNA Financial and its affiliates beneficially own approximately 61.0% of the outstanding Shares; (ii) CNA Financial has indicated to the Special Committee that it has no interest in pursuing or permitting a business combination involving the Company or any of its operations other than a transaction in which CNA Financial would be a purchaser of the Shares that it does not already beneficially own and the Special Committee had instructed Goldman Sachs not to consider any such alternative transaction in rendering its opinion; and (iii) to the knowledge of the Special Committee, no third party other than CNA Financial has made any proposal to purchase most or all of the outstanding Shares as a single block, including during the time since the announcement of CNA Financial’s proposal on November 1, 2010. Goldman Sachs’ opinion addressed only the fairness from a financial point of view, as of April 20, 2011, of the $26.55 per Share in cash proposed to be paid to the holders (other than CNA Financial and its affiliates) of Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement, the Offer or the Merger or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Offer or the Merger, including, without limitation, the fairness of the Offer and the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or class of such persons, in connection with the Offer or the Merger, whether relative to the $26.55 per Share in cash to be paid to the holders (other than CNA Financial and its affiliates) of Shares, pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the impact of the transaction on the solvency or viability of the Company or CNA Financial or the ability of the Company or CNA Financial to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of, April 20, 2011. Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Special Committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 19, 2011, which was the last business day prior to the date that Goldman Sachs delivered its opinion to the Special Committee, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

Goldman Sachs calculated the implied premia represented by the $26.55 per Share in cash to be paid to holders (other than CNA Financial and its affiliates) of Shares pursuant to the Merger Agreement based on the following closing prices for the Company common stock as of or for the specified periods. Goldman Sachs analyzed the $26.55 per Share in cash to be paid to holders (other than CNA Financial and its affiliates) of Shares pursuant to the Merger Agreement in relation to the historical trading price of the Shares. This analysis indicated that the price per Share to be paid to such holders pursuant to the Merger Agreement represented:

•	a premium of 37.9% based on the closing market price of $19.25 per Share on October 29, 2010, the last full trading day prior to CNA Financial’s announcement of its proposed acquisition of all of the outstanding Shares not currently owned by CNA Financial and its affiliates for $22.00 per Share;

•	a premium of 30.7% based on closing market price of $19.25 per Share on October 29, 2010, as adjusted to reflect subsequent appreciation of the S&P 500 Insurance Index through April 19, 2011;

•	a premium of 42.5% based on the average closing price per Share during the 30-day period ended October, 29, 2010;

•	a premium of 47.9% based on the average closing price per Share during the 60-day period ended October, 29, 2010;

•	a premium of 50.9% based on the average closing price per Share during the 90-day period ended October, 29, 2010;

•	a premium of 14.5% based on the highest closing price per Share from September 30, 1997, the date of the Company’s formation, to October, 29, 2010;

•	a premium of 36.1% based on the highest closing price per Share during the 52-week period ended October, 29, 2010; and

•	a premium of 98.9% based on the lowest closing price per Share during the 52-week period ended October, 29, 2010.

Comparison of Selected U.S. Insurance Companies

Goldman Sachs reviewed and compared certain financial information and market information for the Company to corresponding financial and market information, for the following publicly traded U.S. insurers:

Selected Insurers with Surety Platforms

The Travelers Companies, Inc.
ACE Limited
Chubb Corporation
Hartford Financial Services Group Inc.
American Financial Group Inc.
The Hanover Insurance Group

Selected Specialty Insurers

W.R. Berkley Corporation
Markel Corporation
HCC Insurance Holdings, Inc.
Unitrin, Inc.
OneBeacon Insurance Group, LTD
RLI Corp.
Amtrust Financial Services, Inc.
Argo Group International Holdings Ltd.
Tower Group, Inc.
The Navigators Group, Inc.
Global Indemnity plc
Meadowbrook Insurance Group Inc.
National Interstate Corporation
Baldwin & Lyons, Inc.
EMC Insurance Group, Inc.

The Selected Insurers with Surety Platforms and Selected Specialty Insurers are collectively referred to herein as, the “Selected Companies.” Although none of the Selected Companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

With respect to each of the Selected Companies, Goldman Sachs calculated the following multiples:

•	the ratio of the stock price as of April 19, 2011 to the estimated 2011 earnings per share obtained from Institutional Brokers’ Estimate System, or IBES (the “P/E multiple”);

•	the ratio of the fully diluted market capitalization as of April 19, 2011 to the shareholders’ equity of the company at December 31, 2010 excluding accumulated other comprehensive income (“AOCI”), based on public filings (the “P/B ex. AOCI multiple”); and

•	the ratio of the fully diluted market capitalization as of April 19, 2011 to the shareholders’ equity of the company at December 31, 2010 excluding AOCI, goodwill and other intangible assets (“tangible book value”), based on public filings (the “P/TBV ex. AOCI multiple”);

Goldman Sachs compared the P/E Multiple, the P/B ex. AOCI multiple and the P/TBV ex. AOCI multiple for the Selected Insurers with Surety Platforms and the Selected Specialty Insurers to the implied transaction multiples represented by the $26.55 per Share in cash to be paid to holders (other than the Affiliated Stockholders) of Shares. The implied P/E transaction multiple for the Company was calculated based on the ratio of fully diluted equity value represented by the transaction price of $26.55 per Share to estimated 2011 total earnings based on the Financial Forecasts, including a $340 million dividend funded with the Company’s excess capital. The implied P/B ex. AOCI transaction multiple was calculated based on a ratio of the transaction price of $26.55 per Share to the book value per share excluding AOCI of the Company at December 31, 2010, consistent with the Company’s past practice in reporting book value per share. The implied P/TBV ex. AOCI transaction multiple was calculated based on a ratio of the transaction price of $26.55 per Share to the tangible book value per share excluding AOCI of the Company at December 31, 2010.

The results of these analyses are summarized as follows:

	P/E		P/B ex. AOCI		P/TBV ex. AOCI
Company	Transaction Multiple		Transaction Multiple		Transaction Multiple

CNA Surety (based on the transaction price of $26.55 per share)	10.5	x	1.15	x	1.32x

	2011 P/E Multiple		P/B ex. AOCI Multiple		P/TBV ex. AOCI Multiple

Selected Insurers with Surety Platforms
Low	7.0	x	0.64	x	0.67	x
Average	9.8	x	0.95	x	1.07	x
Median	10.1	x	0.98	x	1.11	x
High	11.7	x	1.23	x	1.31	x
Selected Specialty Insurers
Low	7.5	x	0.66	x	0.74	x
Average	13.5	x	1.14	x	1.34	x
Median	11.7	x	1.04	x	1.38	x
High	25.5	x	1.80	x	2.15	x

Illustrative Regression Analysis

Goldman Sachs performed regression analyses to compare the implied relationship between P/B ex. AOCI and the projected return on equity for 2011 (“2011 ROE”) for (1) the Company and Selected Insurers with Surety Platforms and (2) the Company and the Selected Specialty Insurers. These analyses were based upon 2011 ROE from IBES estimates for the Selected Companies and on the 2011 ROE set forth in the Financial Forecasts for the Company. In addition, these analyses assumed: (1) a special dividend in the amount of $340 million funded with the Company’s excess capital based on the Financial Forecasts, (2) the transaction closes on December 31, 2010, (3) the pre-tax opportunity cost of cash is 4.1% and (4) there is no repayment of the Company’s $30.9 million of trust preferred securities.

The regression analysis for the Selected Surety Insurers produced an R-squared value of 0.4907. Goldman Sachs applied this general relationship to the Company’s pro forma 2011E ROE as set forth in the Financial Forecasts, which assumes a $340 million dividend funded using excess capital, and calculated the total implied values per Share both by applying the current discount at which the Company trades to the regression line (4.9% discount) and by assuming the Company trades on the regression line (0.0% discount). The regression analysis implied a P/B ex. AOCI multiple of 1.09x after applying the discount versus 1.15x on the regression line. These multiples were applied to the shareholders’ equity of the Company excluding AOCI, less the assumed dividend. To this result, the value of the dividend funded with the Company’s excess capital was added to derive implied values per Share:

Implied Value Per Share Based on Regression for Selected Surety Insurers

	Discount to the	On the
	Regression Line	Regression Line

Total Implied Value Per Share including Dividend of Excess Capital	$24.56	$25.44

The regression analysis for the Selected Specialty Insurers produced an R-squared value of 0.2919. Goldman Sachs applied this general relationship to the Company’s pro forma 2011E ROE as set forth in the Financial Forecasts, which assumes a $340 million dividend funded using excess capital, and calculated the total implied values per Share both by applying the current discount at which the Company trades to the regression line (24.0% discount) and by assuming the Company trades on the regression line (0.0% discount). The regression analysis implied a P/B ex. AOCI multiple of 0.96x after applying the discount versus 1.27x on the regression line. These multiples were applied to the shareholders’ equity of the Company excluding AOCI, less the assumed dividend. To this result, the value of the dividend funded with the Company’s excess capital was added to derive implied values per Share:

Implied Value Per Share Based on Regression for Selected Specialty Insurers

	Discount to the	On the
	Regression Line	Regression Line

Total Implied Value Per Share including Dividend of Excess Capital	$22.61	$27.36

Selected Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to the following selected transactions involving the acquisition of the public shares of an insurance company, by a majority shareholder (referred to collectively as the Selected Minority Buyouts — Insurance Companies):

Announcement Date	Acquirer	Target

September 4, 2009	Fairfax Financial Holdings Corp.	Odyssey Re Holdings Corp.
March 10, 2008	Nationwide Mutual Insurance Corp.	Nationwide Financial Services Inc.
July 17, 2007	Alfa Mutual investor group	Alfa Corp.
February 22, 2007	American Financial Group Inc.	Great American Financial Resources Inc.
January 24, 2007	AIG	21st Century Insurance Co.
March 21, 2006	Erie Indemnity Co.	Eerie Family Life Insurance Co.
June 6, 2001	Liberty Mutual Insurance Co.	Liberty Financial Companies, Inc.
August 30, 2000	AXA S.A.	AXA Financial Inc.
March 27, 2000	Hartford Financial Services Group Inc.	Hartford Life (ITT Hartford)
March 21, 2000	Citigroup	Travelers Property Casualty Corp.
January 18, 2000	Metlife	Conning Corp.
October 27, 1998	Allmerica Financial Group	Citizen’s Group

In addition, Goldman Sachs analyzed certain publicly available information relating to the following selected transactions since 2005 with aggregate transaction values greater than $100 million involving the acquisition of the public shares of a U.S. target by a majority shareholder (referred to collectively as the Selected Minority Buyouts — U.S. Targets and together with the Selected Minority Buyouts — Insurance Companies, the “Selected Transactions”):

Announcement Date	Acquirer	Target

March 21, 2010	CONSOL Energy Inc.	CNX Gas Corp.
September 4, 2009	Fairfax Financial Holdings Corp.	Odyssey Re Holdings Corp.
August 12, 2008	Bank of Tokyo-Mitsubishi UFJ	UnionBanCal Corp., CA
July 21, 2008	Roche Holding A.G.	Genentech Inc.
March 10, 2008	Nationwide Mutual Insurance Corp.	Nationwide Financial Services Inc.
October 23, 2007	Investor group	Waste Industries USA Inc.
July 17, 2007	Alfa Mutual investor group	Alfa Corp.
April 2, 2007	Sam Zell	Tribune Co.
February 22, 2007	American Financial Group Inc.	Great American Financial Resources Inc.
January 24, 2007	AIG	21st Century Insurance Co.
November 20, 2006	Toronto-Dominion Bank	TD Banknorth Inc., Portland, ME
October 9, 2006	VNU, N.V.	NetRatings Inc.
September 27, 2005	Vector Group Ltd.	New Valley Corp.
September 12, 2005	Wachovia Corp., Charlotte, N.C.	WFS Financial Inc.
September 1, 2005	IYG Holding Co.	7-Eleven Inc.
July 1, 2005	Santos Ltd.	Tipperery Corp.
March 3, 2005	Vishay InterTechnology Inc.	Siliconix Inc.
February 21, 2005	Novartis A.G.	Eon Labs Inc.
January 27, 2005	Danisco A/S	Genencor International Inc.
January 18, 2005	Liberty Media Inc.	UGC Holdings Inc.

Although none of the Selected Transactions is directly comparable to the Offer and the Merger, the Selected Transactions were chosen because they involved the acquisition of publicly traded targets by a majority shareholder, and, in the case of Selected Minority Buyouts — Insurance Companies, also involved targets within the same industry as the Company. With respect to each of the Selected Transactions, Goldman Sachs calculated the final consideration to be received by the public shareholders of each of the target companies in each of the Selected Transactions represented with respect to the undisturbed stock price of the target company one day prior to the public announcement of the transaction (referred to as the “Final Premium to Undisturbed Stock Price”) and compared the Final Premium to Undisturbed Stock Price to the 37.9% premium implied by the transaction price of $26.55 per Share relative to the closing market price of $19.25 per Share on October 29, 2010, the last full trading day prior to CNA Financial’s public announcement of its proposal.

The results of these analyses are summarized as follows:

Final Premium to
Company	Undisturbed Stock Price

Selected Minority Buyouts-Insurance Companies
All Transactions
Low	2.3%
Average	22.2%
Median	22.6%
High	44.7%
Transactions Since 2005
Low	6.7%
Average	27.5%
Median	31.2%
High	44.7%
Selected Minority Buyouts — U.S. Targets
Low	(0.6)%
Average	24.8%
Median	25.3%
High	44.7%

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Financial Forecasts. In these analyses, Goldman Sachs calculated indications of equity value per Share based on the present value of the illustrative annual excess capital release to the holders of Shares from 2011 to 2015, using the Financial Forecasts, and a terminal value based on an illustrative range of perpetuity growth rates of 0% to 2%, discounted back to April 20, 2011. Goldman Sachs used illustrative discount rates ranging from 10.0% to 13.0%, reflecting estimates of the Company’s cost of equity. This analysis resulted in a range of illustrative per share equity values of $22.80 to $31.14 for the Company’s Shares.

Using the same Forecasts and assumptions, Goldman Sachs also performed sensitivity analyses to analyze the effect of a ratable decrease over time to a terminal year loss ratio of 21%, which approximates the Company’s average loss ratio for the six-year period from 2004 through 2010, and a ratable increase over time to a terminal year loss ratio to 29%, which approximates the average of the Company’s loss ratios for the five consecutive years from 2001 through 2005, during which time the Company experienced the highest consecutive loss ratios for a five-year period within the last ten years. In each case, (i) the loss ratios were based on historical information provided by the Company to Goldman Sachs and (ii) the loss ratio for 2005 was adjusted to exclude losses for Dick Corporation in accordance with the instructions of Company management. The sensitivity analysis using a terminal year loss ratio of 21% resulted in a range of illustrative implied present values of $25.37 to $34.81 per Share. The sensitivity analysis using a terminal year loss ratio of 29% resulted in a range of illustrative implied present values of $19.63 to $26.59 per Share.

Present Value of Future Stock Price

Goldman Sachs performed an analysis of the implied present value of the future price per Share, using the Financial Forecasts. Goldman Sachs calculated the illustrative future value per Share by applying P/B ex. AOCI multiples of 1.00x and 1.10x to estimates of the book value per share of the company excluding AOCI for each of fiscal years 2011 through 2015. The illustrative future values per Share in each year were then discounted back to April 20, 2011 using a discount rate of 11%, which reflects an estimate of the Company’s cost of equity. The illustrative future values per Share in each year include the per Share value of the assumed dividend funded with the Company’s excess capital at the end of each year from 2011 to 2015. The per share values of the assumed dividend are also discounted back to April 20, 2011 using a discount rate of 11%. This analysis resulted in an illustrative range of present values per Share of $23.70 to $26.01.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Offer or Merger. Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Special Committee that, as of April 20, 2011 and based upon and subject to the factors, limitations and assumptions set forth therein, the $26.55 per Share in cash to be paid to the holders (other than CNA Financial and its affiliates) of the outstanding Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, CNA Financial, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price was determined through arm’s-length negotiations between the Company and CNA Financial and was approved by the Special Committee. Goldman Sachs provided advice to the Special Committee during these negotiations. Goldman Sachs did not, however, recommend any specific offer price to the Company or to the Special Committee or recommend that any specific offer price constituted the only appropriate offer price for the transaction.

As described above, Goldman Sachs’ opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, CNA Financial, third parties, including Loews Corporation, the controlling shareholder of CNA Financial, and any of their respective affiliates or any currency or commodity that may be involved in the Offer or Merger for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to the Special Committee in connection with, and participated in certain of the negotiations leading to, the Offer and the Merger. In addition, Goldman Sachs has provided certain investment banking services to affiliates of Loews Corporation from time to time for which its investment banking division has received, and may receive, compensation, including having acted as a joint book-running manager with respect to the public offering by Diamond Offshore Drilling Inc., an affiliate of Loews Corporation, of its 5.875% Senior Notes due 2019 (aggregate principal amount of $500,000,000) in April 2009; co-manager with respect to the public offering by Boardwalk Pipeline Partners, LP, an affiliate of Loews Corporation, of 7,250,000 common units in August 2009; joint book-running manager with respect to the public offering by Diamond Offshore Drilling Inc. of its 5.70% Senior Notes due 2039 (aggregate principal amount of $500,000,000) in October 2009; and senior co-manager with respect to the public offering by Boardwalk Pipeline Partners, LP of 10,000,000 common units in February 2010. As is publicly disclosed, in connection with the above-described matters, Loews Corporation and its affiliates have paid fees to the investment banking division of Goldman Sachs of approximately $4.5 million in the aggregate. Goldman Sachs may also in the future provide investment banking services to the Company, CNA Financial, Loews Corporation and their respective affiliates for which its investment banking division may receive compensation.

The Special Committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. The Special Committee engaged Goldman Sachs to act as its independent financial advisor in connection with the contemplated transactions. The engagement letter provided that (a) in all circumstances, and regardless of whether Goldman Sachs rendered a fairness opinion to the Special Committee, the Company would pay Goldman Sachs a fee of not less than $2.5 million and (b) upon the consummation of a transaction recommended by the Special Committee, the Company would pay Goldman Sachs a fee of $3.0 million (inclusive of the $2.5 million minimum) plus an amount determined in the Special Committee’s discretion. Subsequent to Goldman Sachs rendering its fairness opinion to the Special Committee, it was informed that the Special Committee had determined to award Goldman Sachs an aggregate fee of $4.0 million, of which $1.5 million is contingent upon consummation of a transaction. In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

Summary of Actuarial Analysis

In connection with the Special Committee’s evaluation of the Proposed Transaction and alternatives thereto, Milliman was retained by the Special Committee to conduct an independent actuarial analysis of the Company’s unpaid loss and loss adjustment expenses (“LAE”) as of December 31, 2010. In connection with this engagement, the Special Committee paid Milliman customary hourly compensation for such analysis. In addition, the Company has agreed to reimburse Milliman for its out-of-pocket expenses and indemnify it against certain liabilities relating to or arising out of its engagement. No portion of Milliman’s compensation is contingent on the consummation of any transaction or the results of any analysis.

Milliman’s approach involved an initial review of the Company’s claims experience as of September 30, 2010 by member company, by segment of business, along with an actual to expected comparison of the fourth quarter of 2010 development wherein Milliman’s estimates were adjusted accordingly as of December 31, 2010. The following table summarizes the results of Milliman’s analysis on both a gross and net of reinsurance basis and compares the Milliman indications to the estimates carried by the Company as of December 31, 2010:

COMPARISON OF MILLIMAN INDICATED TO CNA SURETY CARRIED

LOSS AND LAE, GROSS AND NET OF REINSURANCE

NET OF SALVAGE AND SUBROGATION
AS OF DECEMBER 31, 2010
($000s)

Member Company	CNA Surety Carried	Milliman Indicated	Difference

Gross of Reinsurance
Western Surety Corporation(1)	$381,055	$333,720	$47,335
Surety Bonding Company of America	5,610	6,042	(432)
Universal Surety of America	2,426	2,824	(398)
Total	$389,091	$342,586	$46,505
Net of Reinsurance
Western Surety Company	$342,790	$292,228	$50,562
Surety Bonding Company of America	867	1,006	(139)
Universal Surety of America	2,426	2,824	(398)
Total	$346,083	$296,058	$50,025

(1)	Excludes inter-company reinsurance reserves assumed from Surety Bonding Company of America. Includes loss portfolio transfer reserves.

As shown above, the Milliman analysis indicated approximate $46.5 million and $50.0 million redundancies in the Company carried loss and LAE reserves, gross and net of reinsurance, respectively, as of December 31, 2010. The principal differences between Milliman’s analysis and that of the Company’s internal appointed actuary stemmed from the two most recent accident years as displayed in the following table on a net of reinsurance basis:

CNA SURETY CORPORATION

TOTAL REVIEWED LINES OF BUSINESS

NET OF REINSURANCE

NET OF SALVAGE & SUBROGATION
($000s)

	Unpaid Loss and ALAE(1) @ 12/31/10
Accident Year	CNA Surety Carried	Milliman Indicated	Difference

2000 and Prior(2)	$10,638	$11,564	$(926)
2001	4,314	3,083	1,231
2002	3,382	1,115	2,267
2003	6,523	3,269	3,253
2004	3,623	2,931	692
2005	8,945	7,127	1,817
2006	10,085	7,818	2,267
2007	11,675	20,242	(8,567)
2008	37,155	38,339	(1,184)
2009	78,489	57,662	20,827
2010	96,634	70,030	26,604
Total Loss & ALAE	$271,462	$223,180	$48,281
Large Claims(3)	$35,071	$35,071	$0
Other(4)	$12,223	$13,077	$(855)
ULAE(5)	$27,328	$24,728	$2,600
Total Loss & LAE	$346,083	$296,056	$50,026

(1)	Allocated loss adjustment expense.

(2)	Gross of Aggregate Stop Loss Reinsurance Contract (the “Stop Loss Contract”).

(3)	Includes losses on surety bonds related to Consolidated Freightways, Inc., Constar International Inc. and Delphi Automotive LLP.

(4)	Includes impact of Stop Loss Contract, Western Surety Company losses assumed from Surety Bonding Company of America, and non-reviewed losses. Non-reviewed losses represented approximately 2.5% of the Company’s carried loss and LAE reserves as of December 31, 2010.

(5)	Unallocated loss adjustment expense.

Milliman’s estimates, which are summarized in these two tables, are characterized as an actuarial central estimate and represent the expected value over a range of reasonably possible outcomes. As such, it is important to understand that variation from Milliman’s estimates is not only possible, but in fact, probable. Further, the degree of such variation could be material and in either direction. These results can only be understood after a complete review of Milliman’s analysis filed as Exhibit (c)(7) to the Schedule 13E-3, including the approach to the analysis, the limitations of the analysis, the detailed actuarial projections and summary of results. Any user of Milliman’s analysis should be advised by an actuary with a substantial level of expertise in areas relevant to the Milliman’s analysis to appreciate the significance of the underlying assumptions and the impact of those assumptions on the illustrated results. Milliman did not audit or otherwise verify the data provided to it by the Company, and if there are inaccuracies in the data, Milliman’s results could be impacted.

Intent to Tender

To the knowledge of the Company, after reasonable inquiry, (i) each executive officer, director and affiliate (other than the Affiliated Stockholders) of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity in the Offer, except those Shares that were issued to executive officers pursuant to compensation plans of the Company and are subject to restrictions on the holder’s ability to sell or otherwise transfer those Shares, which may not be tendered in the Offer and except for Mr. Edelson, who has indicated to CNA Financial that he intends to make a charitable donation of his Shares prior to the consummation of the Offer and that he therefore does not intend to tender his Shares in the Offer; and (ii) CNA Financial and its subsidiaries currently intend to hold all Shares held of record or beneficially owned by such person or entity, except as such Shares may be transferred to an affiliate.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The members of the Special Committee are paid fees for their service on the Special Committee. For further information regarding the compensation paid to the members of the Special Committee, see Item 3 — Past Contacts, Transactions, Negotiations and Agreements— Compensation to Members of the Special Committee above.

The Special Committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. The Special Committee engaged Goldman Sachs to act as its independent financial advisor in connection with the contemplated transactions. The engagement letter provided that (a) in all circumstances, and regardless of whether Goldman Sachs rendered a fairness opinion to the Special Committee, the Company would pay Goldman Sachs a fee of not less than $2.5 million and (b) upon the consummation of a transaction recommended by the Special Committee, the Company would pay Goldman Sachs a fee of $3.0 million (inclusive of the $2.5 million minimum) plus an amount determined in the Special Committee’s discretion. Subsequent to Goldman Sachs rendering its fairness opinion to the Special Committee, it was informed that the Special Committee had determined to award Goldman Sachs an aggregate fee of $4.0 million, of which $1.5 million is contingent upon consummation of a transaction. In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

The Special Committee has retained MacKenzie Partners, Inc. (“MacKenzie”) to provide consulting, analytic and information agent services in connection with the Offer, and to assist with communications with the Company’s stockholders. The Company has agreed to pay MacKenzie customary compensation for such services. In addition, the Company has agreed to reimburse MacKenzie for its out-of-pocket expenses relating to or arising out of its engagement.

The Special Committee has retained Joele Frank, Wilkinson Brimmer Katcher (“JFWBK”) as its public relations advisor in connection with the Offer until June 30, 2011, unless such date is extended by mutual agreement of JFWBK and the Special Committee. The Special Committee has agreed to pay JFWBK customary compensation for such services. In addition, the Company has agreed to reimburse JFWBK for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries or by any pension, profit-sharing or similar plan of the Company or its affiliates (other than CNA Financial and its subsidiaries) during the last 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relates to or would result in: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or the Schedule TO, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger, assuming the following:

•	the Merger closed on May 6, 2011, the last practicable date prior to the filing of this Schedule 14D-9;

•	the named executive officers were terminated without cause immediately following a change in control on May 6, 2011, which is the last practicable date prior to the filing of this Schedule 14D-9; and

•	the Company and the named executive officers achieve 100% of estimated targets.

Fiscal 2011 Golden Parachute Compensation

			Pension/	Perquisites/	Tax
	Cash	Equity	NQDC	Benefits	Reimbursements	Other	Total
Name	($)(1)	($)(2)	($)(3)	($)(4)	($)	($)	($)

John F. Welch	N/A	$1,221,884	N/A	N/A	N/A	N/A	$1,221,884
John F. Corcoran	$446,367	$143,242	N/A	$52,135	N/A	N/A	$641,744
Douglas W. Hinkle	$447,300	$136,573	N/A	$48,677	N/A	N/A	$632,550
Michael A. Dougherty	$393,525	$124,550	N/A	$52,135	N/A	N/A	$570,210
Rosemary Quinn	$368,006	$108,381	N/A	$40,000	N/A	N/A	$516,387
Thomas A. Pottle(5)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Cash severance is payable only upon termination without cause or for good reason within 18 months following a change in control. Mr. Welch is party to an employment agreement with the Company, pursuant to which he is entitled to severance only upon a termination of employment (without regard to a change in control). See Item 3. Arrangements between the Company and its Executive Officers, Directors and Affiliates for additional information relating to terms and conditions of such amounts. The following table quantifies each separate form of compensation included in the aggregate total reported in the column. Subject to the approval of the Compensation Committee and CNA Financial, the LTI amounts may be increased to include all earned but unvested amounts for the 2009 LTI and 2010 LTI awards and the “Prorated Actual LTI” amounts in the following table will be replaced with $490,000, $111,633, $114,300, $97,953 and $90,350 for Messrs. Welch, Hinkle, Corcoran, Dougherty and Ms. Quinn, respectively.

	Severance
	(Base Salary and
Name of Executive Officer	Target AIB)	Prorated Target AIB	Prorated Actual LTI

John F. Welch	N/A	N/A	N/A
John F. Corcoran	$378,000	$37,800	$30,567
Douglas W. Hinkle	$378,000	$37,800	$31,500
Michael A. Dougherty	$333,102	$33,310	$27,113
Rosemary Quinn	$311,905	$31,190	$24,911

(2)	Consists of accelerated vesting of options, common stock units and restricted stock at the effective time of the merger, which will occur automatically without regard to whether or not the executive officer’s employment is terminated. See Item 3. Arrangements between the Company and its Executive Officers, Directors and Affiliates for additional information relating to terms and conditions of such amounts. The following table quantifies each separate form of compensation included in the aggregate total reported in the column.

		Value of Unvested	Value of Unvested
Name of Executive Officer	Value of Unvested Options	Common Stock Units	Restricted Shares

John F. Welch	$957,127.40	N/A	$264,756.60
John F. Corcoran	$86,000.00	N/A	$57,241.80
Douglas W. Hinkle	$82,331.00	N/A	$57,241.80
Michael A. Dougherty	$75,592.00	N/A	$48,958.20
Rosemary Quinn	$62,502.50	N/A	$45,878.40

(3)	Pension and nonqualified deferred compensation benefit enhancements.

(4)	The amounts shown includes the per month COBRA premium for medical and dental coverage for twelve months, pursuant to which Mr. Corcoran would be paid $12,135.24, Mr. Hinkle would be paid $8,676.96, and Mr. Dougherty would be paid $12,135.24. Ms. Quinn does not participate in the Company’s medical or dental plans. The amount shown also includes $40,000 for outplacement and legal fees that would be paid to Messrs. Corcoran, Hinkle and Dougherty and Ms. Quinn. Amounts shown are to be paid in lump sum. Such amounts are payable only upon termination without cause or for good reason within 18 months following a change in control. See Item 3. Arrangements between the Company and its Executive Officers, Directors and Affiliates for additional information relating to terms and conditions of such amounts.

(5)	Mr. Pottle’s employment with the Company terminated on November 26, 2010, and as a result he is not entitled to any additional severance or benefits upon a change in control.

Narrative to Fiscal 2011 Golden Parachute Compensation Table

The Company has entered into Retention Agreements with each of Messrs. Corcoran, Hinkle and Dougherty and Ms. Quinn which provide for severance and other benefits if they are terminated without cause or for good reason within 18 months following a change in control (which, for purposes of the Retention Agreements, includes the consummation of the Offer). Mr. Welch is entitled to severance pursuant to the terms of an employment agreement previously entered into with the Company in the event his employment is terminated without cause or for good reason. However, such severance is not otherwise based on and does not relate to the Offer or the Merger. For more information relating to these arrangements, see Item 3. Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Appraisal Rights

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if CNA Financial purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving the Company is consummated, holders of the Shares immediately prior to the effective time of the merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the merger and demand appraisal of, and to receive payment in cash for the fair value of, their Shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Offer or any subsequent merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share to be paid in the merger, without interest.

Merger

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares and otherwise complies with the requirements of Section 253, it will be able to effect a short-form merger pursuant to which Purchaser would be merged with and into the Company without a vote of the Company’s stockholders.

In the event that Purchaser does not beneficially own at least 90% of the outstanding Shares following expiration of the Offer, including any subsequent offering period, as a result of exercising the top up option provided for in the Merger Agreement or otherwise, the Merger would be effected via long-form merger under Section 251 of the DGCL and a vote of or written consent by the Company’s stockholders would be required to consummate the Merger. In such a case, the Merger Agreement provides that CNA Financial and Purchaser and any of their affiliates (other than the Affiliated Stockholders) that are holders of Shares will execute a written consent providing stockholder approval. In the event of a long-form merger, the Company will also have to comply with the federal securities laws and regulations governing the solicitation of proxies or consents. Among other things, the Company will be required to prepare and distribute an information statement and, as a consequence, a longer period of time likely will be required to effect the Merger.

Section 203 of the Delaware General Corporation Law

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prevents an “interested stockholder” (generally defined as a person who beneficially owns or has a right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the Delaware corporation’s board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

CNA Financial became an interested stockholder more than three years ago, therefore, the restrictions of Section 203 are inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Cautionary Note Regarding Forward-Looking Statements

Statements in this Schedule 14D-9 that relate to future results and events are forward-looking statements based on the Company’s and CNA Financial’s current expectations regarding the Offer and other transactions contemplated by the Merger Agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include: the possibility that expected benefits may not materialize as expected; that the transactions may not be timely completed, if at all; that, prior to the completion of the Offer, if at all, the Company may not satisfy one or more conditions to the Offer; that the Merger Agreement may be terminated; and the impact of the current economic environment, fluctuations in operating results, market acceptance of the Company’s services, and other risks that are described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, in its most recent Quarterly Report on Form 10-Q and in its subsequently filed SEC reports. The Company undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law. The Company does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance for periods no longer than a year. Any plan, forecast or projection data referred to herein, including the Financial Forecasts (collectively, “Projection Data”) were not prepared with a view to public disclosure or compliance with guidelines of the SEC, the American Institute of Certified Public Accountants or the Public Company Accounting Oversight Board regarding projections or forecasts. The Company’s independent auditors have not examined the Projection Data or expressed any conclusion or provided any form of assurance with respect to the Projection Data. Given the inherently uncertain nature of forecasting future results, it is expected that there will be differences between actual results and the projections included in the Projection Data, and actual results may be materially greater or less than those contained in the Projection Data. Neither the Company nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Projection Data and, except as required by law, none of us intends to update or otherwise revise the Projection Data to reflect changed circumstances or to reflect the occurrence of future events even if underlying assumptions change.

Item 9.	Exhibits.

Exhibit	Description

(a)(1)(i)	Offer to Purchase, dated May 11, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on May 11, 2011).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Tender Offer Statement on Schedule TO filed on May 11, 2011).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed on May 11, 2011).
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed on May 11, 2011).
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed on May 11, 2011).
(a)(1)(vi)	Summary Advertisement published in The New York Times on May 11, 2011 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed on May 11, 2011).
(a)(1)(vii)	Letter from the Special Committee to the Company’s stockholders, dated May 11, 2011.
(a)(5)(i)	Joint Press Release, issued by CNA Financial and the Company, dated May 11, 2011 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed on May 11, 2011).
(a)(5)(ii)	Joint Press Release, issued by CNA Financial and the Company, dated April 21, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed by the Company on April 21, 2011).
(a)(5)(iii)	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).

Exhibit	Description

(e)(1)	Agreement and Plan of Merger, dated April 20, 2011, by and among CNA Financial, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed by the Company on April 21, 2011).
(e)(2)	Form of Administrative Services Agreement by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(43) to the Company’s Form 10-Q filed on July 31, 2009).
(e)(3)	Form of Administrative Services Agreement by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(49) to the Company’s Form 10-Q filed on April 30, 2010).
(e)(4)	Form of Change in Control Severance and Retention Agreement for John F. Corcoran (incorporated by reference to Exhibit 10(55) to the Company’s Form 8-K filed on April 1, 2011).
(e)(5)	Form of Change in Control Severance and Retention Agreement for Douglas W. Hinkle (incorporated by reference to Exhibit 10(56) to the Company’s Form 8-K filed on April 1, 2011).
(e)(6)	Form of Change in Control Severance and Retention Agreement for Michael A. Dougherty (incorporated by reference to Exhibit 10(57) to the Company’s Form 8-K filed on April 1, 2011).
(e)(7)	Form of Change in Control Severance and Retention Agreement for Rosemary Quinn (incorporated by reference to Exhibit 10(58) to the Company’s Form 8-K filed on April 1, 2011).
(e)(8)	Form of Restated CNA Surety Corporation 2006 Long-Term Equity Compensation Plan (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement filed on March 13, 2011).
(e)(9)	CNA Surety Corporation 2006 Long-Term Equity Compensation Plan (incorporated by reference to Exhibit (10)(34) the Company’s Form 8-K) filed on February 16, 2006).
(e)(10)	Form of the Company’s 2005 Deferred Compensation Plan (incorporated by reference to Exhibit 10(27) to the Company’s Form 10-Q filed on May 2, 2005).
(e)(11)	Form of the Company’s 2005 Deferred Compensation Plan Trust (incorporated by reference to Exhibit 10(28) to the Company’s Form 10-Q filed on May 2, 2005).
(e)(12)	Form of Third Amendment to the Company’s 2005 Deferred Compensation Plan (incorporated by reference to Exhibit 10(29) to the Company’s Form 10-Q filed on May 2, 2005).
(e)(13)	CNA Surety Annual Incentive Bonus (AIB) Plan.
(e)(14)	Form of General Release and Settlement Agreement with the Company and Thomas Pottle (incorporated by reference to Exhibit 10(49) to the Company’s Form 8-K filed on October 6, 2010).
(e)(15)	Form of the Company’s 1997 Long-Term Equity Compensation Plan (incorporated by reference to Exhibit 10(13) to the Company’s Registration Statement on Form S-4 (Registration No. 333-33753) filed on August 15, 1997).
(e)(16)	Post-Effective Amendment to the Company’s 1997 Long-Term Equity Compensation Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 POS (Registration No. 333-37207) filed on December 21, 2006).
(e)(17)	Form of First Amendment to Employment Agreement dated as of January 1, 2006 by and between the Company and John F. Welch (incorporated by reference to Exhibit 10(30) to the Company’s Form 8-K filed on December 14, 2005).
(e)(18)	Form of Employment Agreement dated as of January 1, 2009 by and between the Company and John F. Welch (incorporated by reference to Exhibit 10(39) to the Company’s Form 8-K filed on October 28, 2008).
(e)(19)	Form of First Amendment to the Employment Agreement with the Company and Douglas W. Hinkle, Senior Vice President and Chief Underwriting Officer (incorporated by reference to Exhibit 10(45) to the Company’s Form 8-K filed on February 8, 2010).
(e)(20)	Form of First Amendment to the Employment Agreement with the Company and John F. Corcoran, Senior Vice President and Chief Financial Officer (incorporated by reference to Exhibit 10(44) to the Company’s Form 8-K filed on February 8, 2010).
(e)(21)	The Company’s Director Deferred Compensation Plan effective January 1, 1998.

Exhibit	Description

(e)(22)	Amendment to Form of Surety Quota Share Reinsurance Contract by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(32) to the Company’s Form 10-Q filed on August 2, 2005).
(e)(23)	Form of Surety Quota Share Reinsurance Contract by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(38) to the Company’s Form 10-K filed on February 21, 2007).
(e)(24)	Form of Commutation and Release Agreement as respects certain business under the Surety Quota Share Reinsurance Contract by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(38) to the Company’s Form 10-K filed on February 19, 2008).
(e)(25)	Form of Surety Quota Share Reinsurance Contract by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(46) to the Company’s Form 10-K filed on February 19, 2010).
(e)(26)	Form of Surety Quota Share Treaty effective January 1, 2011 by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(51) to the Company’s Form 10-K filed on February 18, 2011).
(e)(27)	Form of Services and Indemnity Agreement by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(5) to the Company’s Form 10-Q filed on November 14, 2002).
(e)(28)	Form of Addendum No. 1 to the Services and Indemnity Agreement by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(42) to the Company’s Form 10-Q filed on July 31, 2009).
(e)(29)	Form of Services and Indemnity Agreement effective January 1, 2011 by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(53) to the Company’s Form 10-K filed on February 18, 2011).
(e)(30)	Form of Aggregate Stop Loss Reinsurance Contract by and between Western Surety Company, Universal Surety of America, Surety Bonding Company of America and Continental Casualty Company (incorporated by reference to Exhibit 2 to Capsure Holdings Corp.’s Form 8-K filed on December 27, 1996).
(e)(31)	Form of Surety Excess of Loss Reinsurance Contract by and between Western Surety Company, Universal Surety of America, Surety Bonding Company of America and Continental Casualty Company (incorporated by reference to Exhibit 10(13) to the Company’s Form 10-K filed on March 15, 2004).
(e)(32)	Amendment to Form of Surety Excess of Loss Reinsurance Contract by and between Western Surety Company, Universal Surety of America, Surety Bonding Company of America and Continental Casualty Company (incorporated by reference to Exhibit 10(31) to the Company’s Form 10-Q filed on August 2, 2005).
(e)(33)	Form of Termination Addendum to Surety Excess of Loss Reinsurance Contract by and between Western Surety Company, Universal Surety of America and Surety Bonding Company of America and Continental Casualty Company (incorporated by reference to Exhibit 10(41) to the Company’s Form 10-K filed on July 31, 2009).
(e)(34)	Form of Canadian Services and Indemnity Agreement by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(47) to the Company’s Form 10-K filed on February 19, 2010).
(e)(35)	Form of Surety Canada Quota Share Treaty by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(48) to the Company’s Form 10-K filed on February 19, 2010).
(e)(36)	Form of Surety Canada Quota Share Treaty effective January 1, 2011 by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(52) to the Company’s Form 10-K filed on February 18, 2011).

Exhibit	Description

(e)(37)	Form of Canadian Services and Indemnity Agreement effective January 1, 2011 by and between Western Surety Company and Continental Casualty Company (incorporated by reference to Exhibit 10(54) to the Company’s Form 10-K filed on February 18, 2011).
(e)(38)	Surety Excess of Loss Reinsurance Contract effective January 1, 2010 by and among First Insurance Company of Hawaii, Ltd., First Indemnity Insurance of Hawaii, Inc., First Fire and Casualty Insurance of Hawaii, Inc., First Security Insurance of Hawaii, Inc. and Western Surety Company.
(g)	None.

Annex I	I–1
Annex II	II–1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CNA SURETY CORPORATION

By:	/s/ John F. Welch
Name:     John F. Welch
Title:     President and Chief Executive Officer

Dated: May 11, 2011

ANNEX I

CNA SURETY CORPORATION
333 S. WABASH AVE.
CHICAGO, IL 60604

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (this “Information Statement”) is being mailed on or about May 11, 2011, in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, the “Schedule 14D-9”) of CNA Surety Corporation, a Delaware corporation (the “Company”), with respect to the tender offer by Surety Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of CNA Financial Corporation, a Delaware corporation (“CNA Financial”), to the holders of record of shares of the Common Stock, par value $0.01 per share, of the Company (the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the Board of Directors of the Company (the “Company Board”). Such designation would be made pursuant to Section 1.04 of the Agreement and Plan of Merger, dated as of April 20, 2011 (as such agreement may be amended and in effect from time to time, the “Merger Agreement”), by and among CNA Financial, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer (as described below) and subject to the terms and conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, Purchaser will merge with and into the Company (the “Merger”).

Pursuant to the Merger Agreement, Purchaser commenced a tender offer to purchase all outstanding Shares not owned by subsidiaries of CNA Financial (other than the Company and its subsidiaries) at a cash purchase price of $26.55 per share without interest thereon and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”).

The Offer is subject to certain conditions set forth in the Offer to Purchase, including the non-waivable condition that prior to the expiration of the Offer, there be validly tendered pursuant to the Offer and not properly withdrawn a number of Shares that constitutes at least a majority of the outstanding Shares (excluding from such calculation any shares held by CNA Financial and its subsidiaries (other than the Company and its subsidiaries), Loews Corporation (“Loews”), a Delaware corporation and the controlling stockholder of CNA Financial, and the directors and executive officers of each of CNA Financial, Loews, the Company and Purchaser). The Offer is described in a Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO dated as of the date hereof filed with the Securities and Exchange Commission (the “SEC”).

The Merger Agreement provides that from and after the acceptance by Purchaser for payment of the Shares tendered pursuant to the Offer (the “Acceptance Time”), and at all times thereafter, CNA Financial will be entitled to designate a number of the Company’s directors, rounded-up to the next whole number, equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by CNA Financial under the Merger Agreement) multiplied by the percentage that the number of Shares beneficially owned by CNA Financial and its subsidiaries, including Purchaser, bears to the total number of Shares then outstanding. Under the terms of the Merger Agreement, the Company will take all actions necessary to effect the election of said directors to the Company Board. Following the Acceptance Time and until the effective time of the Merger (the “Effective Time”), the Company Board will at all times include the directors that currently comprise the Special Committee of the Company (the “Special Committee”) and none of CNA Financial, Purchaser and the Company will take any action to cause any change in the composition of

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the Special Committee. Pursuant to the Merger Agreement, CNA Financial and Purchaser voted all of their shares in favor of the election of the directors that currently comprise the Special Committee at the Company’s 2011 Annual Meeting of Stockholders on April 28, 2011 and agree to vote the same way at any other meeting at which Company stockholders are permitted to vote for the election or removal of the Company Board.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder in connection with the possible appointment of Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning CNA Financial, Purchaser and Purchaser’s designees has been furnished to the Company by CNA Financial, and the Company assumes no responsibility for the accuracy or completeness of such information.

DIRECTORS DESIGNATED BY CNA FINANCIAL

CNA Financial has informed the Company that it will choose its designees to the Company Board from the list of individuals set forth below (the “Potential Designees”) and that each such designee has consented to act as a director of the Company, if so appointed or elected. The following table, prepared from information furnished to the Company by CNA Financial, sets forth, with respect to each Potential Designee, the name, age of the individual as of May 11, 2011, present principal occupation and employment history during the past five years.

Name	Age	Current Principal Occupation and Five-Year Employment History

Larry A. Haefner	54	Executive Vice President & Chief Actuary of the CNA insurance companies since April 2008. From October 2004 to April 2008, Vice President & Chief Actuary, Middle Market Business of The Travelers Insurance Companies
Jonathan D. Kantor	55	Executive Vice President, General Counsel and Secretary of CNA Financial Corporation
Thomas F. Motamed	62	Chief Executive Officer of CNA Financial Corporation since January 1, 2009. From December 2002 to June 2008, Vice Chairman and Chief Operating Officer of The Chubb Corporation and President and Chief Operating Officer of Chubb & Son
Thomas Pontarelli	61	Executive Vice President & Chief Administration Officer of the CNA insurance companies.

None of the Potential Designees currently is a director of, or holds any position with, the Company. CNA Financial has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC, except as may be disclosed herein.

CNA Financial has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

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CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 Shares and 20,000,000 shares of preferred stock, par value $.01 per share. As of the close of business on May 6, 2011 there were 44,986,541 Shares outstanding and no shares of preferred stock outstanding. As of the date of this Information Statement, subsidiaries of CNA Financial own 27,425,147 Shares.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following sets forth the name, age, position and offices with the Company, present principal occupation or employment, and material occupations and employment for the past five years of each person who is presently a director or an executive officer of the Company.

To the knowledge of the Company, none of the present directors or executive officers of the Company has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Philip H. Britt, age 65; Director of the Company since 1998; Retired; Senior Vice President Insurance Industry Division of Bank One, N.A. (formerly First Chicago NBD) from 1988 through 2002.

With his experience at Bank One, N.A., Mr. Britt brings valuable insight into the Company’s investment management strategy which is a key part of the Company’s overall strategy. In particular, Mr. Britt understands the investment considerations that are unique to the surety and insurance business and has the skills necessary to lead our Investment Committee.

Anthony S. Cleberg, age 58; Director of the Company since 2007; Chief Financial Officer (“CFO”) and Executive Vice President of Black Hills Corp. since 2008; Independent Consultant and Investor from 2002 to 2008.

As CFO of Black Hills Corp. and his prior service at Champion Enterprises as CFO from 2000 to 2002, Mr. Cleberg has experience dealing with accounting principles, financial reporting rules and regulations, evaluating financial results, and overseeing the financial reporting process of a publicly-traded corporation. His knowledge and experience positions him well to serve as the Chair of our Audit Committee.

John F. Corcoran, age 46; Senior Vice President and CFO of the Company since 2004.

Michael A. Dougherty, age 52; Senior Vice President and Chief Information Officer of the Company since 2007; Senior Vice President Field Operations and Distribution from 2001 until 2007.

David B. Edelson, age 52; Director of the Company since 2007 and Chairman since 2009; Since 2005, Senior Vice President of Loews, the parent corporation of CNA Financial; Executive Vice President and Corporate Treasurer of J.P. Morgan Chase & Co. from 2003 until 2005. Mr. Edelson joined the Board of Directors of AutoNation, Inc. in 2008 and is also a member of its Audit Committee.

With his years of experience at J.P. Morgan Chase & Co. and Loews, Mr. Edelson has demonstrated leadership capability and extensive knowledge of complex financial and operational issues facing large organizations. His understanding of financial strategy and the elements relevant to be a successful publicly-traded company provide him the skills necessary to serve as the Chairman of the Company Board.

Douglas W. Hinkle, age 58; Senior Vice President and Chief Underwriting Officer of the Company since 2004.

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D. Craig Mense, age 59; Director of the Company since 2007; Executive Vice President and CFO of CNA Financial since 2004.

Mr. Mense possesses both financial and operational knowledge of the insurance and surety industries through his current CFO responsibilities at CNA Financial and his prior experience at the executive level in certain insurance and surety operations of Travelers Property Casualty Corporation.

Rosemary Quinn, age 56; Senior Vice President, General Counsel and Secretary of the Company since 2008; Assistant Vice President and Assistant General Counsel of the Company from 2006 through 2008; General Counsel of GeoVera Insurance Company from 2005 through 2006; Assistant Vice President of St. Paul Travelers’ Bond Department from 2004 through 2005.

Robert A. Tinstman, age 64; Director of the Company since 2004; Member of the Board of Directors of Primoris Services Corporation since 2009; Member of the Board of Directors of Home Federal Bancorp Inc. and Chairman of its Audit Committee since 1999. He also serves on the Board of Directors of IdaCorp., Inc. and Idaho Power Company and has been Chairman of their Investment and Compensation Committees since 1999. Mr. Tinstman was Executive Chairman of Angelo Iafrate Construction Company and James Construction Group from 2002 to 2007.

Mr. Tinstman has extensive knowledge of the financial and operational issues facing the types of construction firms that are bonded by our Company based on his positions at Angelo Iafrate Construction Company and James Construction Group as well as prior executive positions in the construction industry. Also, his leadership role on other boards of directors gives Mr. Tinstman a deep understanding of the role of the Company Board and provides him the skills to serve as the Chair of our Compensation Committee.

John F. Welch, age 54; Director, President, and Chief Executive Officer (“CEO”) of the Company since 2003.

In addition to his experience as our CEO and President, Mr. Welch was previously the Chief Underwriting Officer of the surety operations of the St. Paul Companies from 2002 until 2003 and the President of Afianzadora Insurgentes SA CA located in Mexico City, Mexico from 2000 to 2002. His experience has provided him a deep knowledge of the surety industry, which includes the financial, operational, and regulatory aspects of the business. This breadth of exposure to the surety business positions him well to serve on the Company Board.

Peter W. Wilson, age 51; Director of the Company since 2009; President and Chief Operating Officer of U.S. Specialty Operations of CNA Financial’s insurance operations since 2009; Executive Vice President, Global Specialty Lines of the insurance subsidiaries of CNA Financial from 2001 until 2009.

Mr. Wilson brings an understanding of the operational, marketing, financial, and regulatory issues facing the insurance industry, which includes surety. He also served as the Company’s Board Chairman from 2001 through 2003. His demonstrated leadership capability and knowledge of the Company’s business provide him the skills to serve on the Company Board.

CORPORATE GOVERNANCE

Director Independence

As provided by the listing standards of the New York Stock Exchange (“Exchange” or “NYSE”), the Company is a “Controlled Company” because more than 50% of the voting shares of the Company are held by the insurance subsidiaries of CNA Financial. Because the Company is a controlled company, it is exempt from the Exchange’s requirements relating to the maintenance of a majority of independent directors. Nevertheless, the Company Board has determined that the following directors are independent under the NYSE’s listing standards: Philip H. Britt, Anthony S. Cleberg and Robert A. Tinstman.

In determining independence, the Company Board affirmatively determined whether or not each director has any material relationship with the Company. In assessing materiality, the Company Board considered all

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relevant facts and circumstances, not merely from the standpoint of the director, but from that of any person or organization with which the director has an affiliation. The Company Board considers the frequency and regularity of any services provided by or to, or other transactions between the Company and the director or affiliated organization, whether they are being carried out at arm’s length in the ordinary course of business, and whether they are being provided or conducted substantially on the same terms as those prevailing at the time from unrelated parties for comparable transactions. Material relationships can include commercial banking, industrial, legal, accounting, charitable, employment and familial relationships.

Consistent with the listing requirements of the Exchange, the Company Board follows the standards provided below to assist it in determining director independence so that a director would not be considered independent if any of the following relationships exists: (i) the director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer of the Company; (ii) the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); (iii) the director is a current partner or employee or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor or an immediate family member is a current employee of such a firm and personally works on the Company’s audit, or within the last three years, the director or an immediate family member was a partner or employee of such a firm and personally worked on the Company’s audit within that time; (iv) the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s present executive officers at the same time serves or served on that company’s compensation committee; or (v) the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

The Company Board has adopted Corporate Governance Guidelines that outline the responsibilities and operation of the Company Board to help ensure that the effectiveness of policy and decision making of the Company Board management are aligned with the interests of the Company’s stockholders. The Company also has a Code of Business Conduct and Ethics that applies to all employees, officers, and directors of the Company and its wholly-owned subsidiaries, including, but not limited to, our executive officers, principal financial officer, and principal accounting officer.

Copies of the Corporate Governance Guidelines and the Code of Business Conduct and Ethics are available on the Company’s website at www.cnasurety.com and will be provided to any stockholder at no charge upon request to Adrianne T. Baker, representative of the Company, at 333 S. Wabash Ave., 41st Floor, Chicago, Illinois 60604, (312) 822-4971.

Board Nomination Process

The Company Board does not have a Nominating Committee. Under the rules of the NYSE, companies that have a controlling stockholder, like the Company, are not required to have a Nominating Committee. The Company Board, as a whole, performs the functions of a Nominating Committee. The Company Board considers stockholder director nominees under the same criteria utilized by the Company Board to evaluate nominees proposed by management or members of the Company Board. These criteria include a potential nominee’s character, judgment, business experience and areas of expertise, among other relevant considerations, such as requirements of the Company. The Company Board seeks to create a board of directors that has a diversity of skills and experience with respect to knowledge of the construction industry, surety and insurance markets, finance and accounting, investment management, and corporate governance.

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Board Leadership Structure

The positions of Chairman of the Company Board and Chief Executive Officer are held by separate people. This is due in part to the fact that the Company has a controlling stockholder. The Company’s current Chairman is an executive officer of Loews, which is the controlling stockholder of CNA Financial. The Company Board believes this structure provides a balance of different perspectives which fosters discussion during Company Board meetings. Also, the Chairman serves as the liaison between the Company Board and the Company’s senior management which is beneficial when determining agenda and providing information for the Company Board meetings.

Risk Oversight

The Company Board oversees an enterprise approach to risk management that is intended to support the operational and strategic objectives of the Company. The President reports to and seeks the involvement of the full Company Board in setting the Company’s business goals and objectives. Through this process, the Company Board and senior management assess the appropriate level of business risk for the Company. The entire Company Board receives reports at each meeting from the President and his executive team on the primary areas of risk which include financial risk, investment risk, legal/compliance risk, and operations/strategic risk. The Company also reports to the full Board each quarter on the credit risk of the Company’s portfolio of bond customers.

While the Company Board has ultimate oversight responsibility, the various committees of the Company Board also have responsibility for risk management. In particular, the Audit Committee receives reports at each of its regularly scheduled meetings from the Company’s CFO and the Company’s external auditor on financial risk and compliance with reporting requirements, including internal controls. The Audit Committee also receives reports at each quarterly meeting from the Company’s internal auditors.

In addition to setting compensation for the Company’s executive team, the Compensation Committee provides guidance on the creation of Company-wide bonus programs that encourage employee risk-taking consistent with the Company’s business strategy. The Compensation Committee also assesses and monitors risks relating to the Company’s executive officer compensation policies and practices. The Compensation Committee has considered the structure, program and practices of the Company’s incentive compensation programs and has not determined that such programs present any risk that is reasonably likely to have a material adverse effect on the Company. The Investment Committee sets the strategy for the Company’s investment portfolio and meets with the Company’s investment adviser at each meeting to review the performance of the portfolio. In addition to reviewing and approving the investment transactions each quarter, the Investment Committee considers whether the level of market risk in the investment portfolio is consistent with the Company’s business strategy and whether modifications may be appropriate.

BOARD OF DIRECTORS AND BOARD COMMITTEES

General

Our business is managed under the direction of the Company Board, which is currently comprised of seven members. The Company Board and the Audit Committee annually review their performance. The Audit Committee and Company Board discussed their anonymous self-evaluations at their respective meetings on February 2, 2011. The self-evaluations of both the Audit Committee and the Company Board indicated that they are functioning well and receive adequate access to and information from Company management.

Committees of the Company Board

The Company Board has the following standing committees: an Executive Committee, an Audit Committee, a Compensation Committee, and an Investment Committee. As discussed under the section titled Board Nomination Process of this Information Statement, the Company does not have a nominating/corporate governance committee. Our Audit Committee and Compensation Committee have written charters which can

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be found on our website at www.cnasurety.com and are available in print to any stockholder who requests a copy by writing to our Corporate Secretary.

Executive Committee

The Executive Committee is authorized to act on behalf of the full Board in the management and business affairs of the Company during intervals between the meetings of the Company Board. Any action by the Executive Committee is reported to the Company Board at its next meeting and such action is subject to revision and alteration by the Company Board, provided that no rights of third persons can be prejudicially affected by the subsequent action of the Company Board. The Executive Committee did not meet during 2010. The members of the Executive Committee are David B. Edelson, Robert A. Tinstman, and John F. Welch.

Audit Committee

The Audit Committee’s primary function is to assist the Company Board in fulfilling its responsibility to monitor the Company’s financial reporting process and internal control system, the qualifications and independence of our independent auditors, the performance of our internal auditors and independent auditors, and our compliance with legal and regulatory requirements. Our Audit Committee has sole authority to retain, compensate, and evaluate the Company’s independent registered public accounting firm, and the scope of and fees for their audits. The Audit Committee also establishes the policy and procedures for the review and approval of related party agreements and arrangements between the Company and its affiliates.

The current members of the Audit Committee are Anthony S. Cleberg (Chairman), Philip H. Britt, and Robert A. Tinstman, each of whom is “independent” under SEC rules and NYSE listing standards applicable to audit committee members. The Company Board has determined that each of the Audit Committee members is financially literate and that Mr. Cleberg is an “audit committee financial expert” under the Exchange and SEC standards. The Audit Committee held eight meetings during 2010. The Audit Committee members are annually asked the number of audit committees on which they serve and no director reported serving on more than two audit committees during 2010.

Compensation Committee

The Compensation Committee sets the Company’s compensation policies and reviews and administers all compensation matters for the Company’s executive officers including the five most highly compensated executive officers. In addition, it reviews and approves the availability of equity grants to all other eligible Company employees. The current members of the Company’s Compensation Committee are Robert A. Tinstman (Chairman), Philip H. Britt, and Anthony S. Cleberg. During 2010, the Compensation Committee held seven meetings. During 2010 the Compensation Committee engaged Pay Governance LLC (“Pay Governance”) to provide advice with respect to certain compensation matters as more fully described below in the Compensation Discussion and Analysis. Pay Governance was engaged by the Special Committee directly. Pay Governance has not performed and does not currently provide any services to management or the Company, aside from the services provided to the Compensation Committee.

Investment Committee

The primary function of the Investment Committee is to establish investment policies and oversee the management of the Company’s investment portfolio. The current members of the Investment Committee are Philip H. Britt (Chairman), David B. Edelson, and John F. Welch. During 2010, the Investment Committee held four meetings.

Executive Sessions of Non-Management Directors

The Company Board meets without management in Executive Session at its regularly scheduled meetings. The members have decided that a presiding director is not necessary and that the independent directors will rotate the task of presiding over Executive Sessions.

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Director Attendance at Meetings

The Company Board met six times during 2010. Each of the directors attended not less than 75% of all Board meetings and all meetings of all committees on which he served as a member. All of our directors also attended the 2010 Annual Meeting of Stockholders. Other than Mr. Edelson, all of our directors attended the 2011 Annual Meeting of Stockholders.

COMPENSATION OF INDEPENDENT DIRECTORS

Our independent directors, who are not employees of the Company or any of its affiliates or subsidiaries, receive an annual retainer of $45,000 if the director serves on three committees or $40,000 if the director serves on two committees. This arrangement compensates the independent directors for four Company Board meetings per year, each committee meeting four times per year, plus up to four additional meetings per year by either the Company Board or committees. If the number of Company Board and/or committee meetings (other than meetings of the Special Committee) exceeds the number covered by this compensation structure, the director will be paid $1,500 for each additional meeting. This additional meeting fee also applies to any seminars that the independent directors may attend at the request of the Company. In recognition of the additional responsibilities associated with serving as chair of a committee, the chairs of each committee receive the following additional annual retainer: Audit Chair receives $35,000 and the Investment and Compensation Chairs each receive $30,000. In addition to the compensation described above, each of the independent directors was compensated for their services in connection with the Special Committee. Messrs. Cleberg and Tinstman were each paid a fee of $100,000 and Mr. Britt, as chairman of the Special Committee, was paid a fee of $120,000.

The table shown below reflects the compensation paid to our independent directors for the year ended December 31, 2010. This table includes fees earned in 2010 but paid in 2011 for additional meetings and seminars that were subject to the director payment arrangements described above.

					Change in
					Pension Value
					and
	Fees				Nonqualified
	Earned or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Philip H. Britt	$204,000	—	—	—	—	—	$204,000
Anthony S. Cleberg	$182,500	—	—	—	—	—	$182,500
Robert A. Tinstman	$177,500	—	—	—	—	—	$177,500

AUDIT COMMITTEE REPORT

As discussed above under the heading Committees of the Board — Audit Committee and more fully described in its charter, the Audit Committee’s primary responsibility is the oversight of the Company’s financial reporting process and management of its relationship with the independent auditors. Management has day-to-day responsibility for the Company’s financial reporting process, including assuring that the Company develops and maintains adequate financial controls and procedures and monitoring and assessing compliance with those controls and procedures, including internal control over financial reporting. The Company’s independent auditors are responsible for auditing the annual financial statements prepared by management, expressing an opinion as to whether those financial statements fairly present the financial position of the Company in conformity with accounting principles generally accepted in the United States (“GAAP”) and discussing with the Audit Committee any issues they believe should be raised. The independent auditors are also responsible to the Audit Committee and the Company Board for testing the integrity of the financial accounting and reporting control systems, for issuing a report on the Company’s internal control over financial reporting, and for such other matters as the Audit Committee and Company Board determine. At its October 20, 2010 meeting, the Audit Committee also agreed to be designated as the independent audit

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committee for each of the Company’s three insurance company subsidiaries, Western Surety Company, Surety Bonding Company of America, and Universal Surety of America, consistent with the requirements of the South Dakota insurance laws and the National Association of Insurance Commissioner’s Model Audit Rule on financial reporting. The independent auditors did not provide non-audit services to the Company in 2010.

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements with management and the Company’s independent registered public accounting firm. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by the standard adopted or referenced by the Public Company Accounting Oversight Board (“PCAOB”) including the Statement on Auditing Standards No. 114, (Codification of Statements on Auditing Standards, AU380), Communication with Audit Committees, and SEC Rule 2-07 as currently in effect. The independent auditors also had discussions with the Audit Committee concerning the Corporate Governance Listing Standards of the Exchange. The Audit Committee has received the written disclosures and the letter from our independent auditors as required by PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with Deloitte & Touche LLP its independence from the Company.

The members of the Audit Committee rely, without independent verification, on the information provided to them by management and the independent registered public accounting firm and on management’s representation that our financial statements have been prepared with integrity and objectivity. The Audit Committee members do not provide any expert or special assurance as to our financial statements or any professional certification as to the independent registered public accounting firm’s work. Accordingly, our Audit Committee’s oversight does not provide an independent basis to determine that management has applied appropriate accounting and financial reporting principles or internal controls and procedures, that the audit of our financial statements has been carried out in accordance with the standards of the PCAOB, that our financial statements are presented in accordance with GAAP, or that our independent registered public accounting firm is in fact “independent.”

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above, the Audit Committee recommended to the Company Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC.

SUBMITTED BY THE AUDIT COMMITTEE
OF THE COMPANY’S BOARD OF DIRECTORS
Anthony S. Cleberg
Philip H. Britt
Robert A. Tinstman

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of Compensation Program

The Company’s philosophy is to provide a compensation package that attracts, motivates, and retains quality executive talent. We aim to reward performance and hold executives accountable for underperformance through financial consequences. The compensation practice of the Company for its executive officers (including those named in the Summary Compensation Table (the Named Executive Officers, individually referred to as “NEO” and collectively referred to as “NEOs”)) is to pay base salaries, annual incentive bonuses, and long term incentives in addition to other benefits that are competitive, internally consistent, and recognize the accomplishment of the Company’s stated goals of building a financial services business focusing on surety, fidelity, and related products. We seek to link executive compensation to the short and long term performance goals of the Company. As such, NEOs and other Company executives have a higher percentage of their total compensation weighted towards variable pay than other Company managers as they have greater opportunity to impact bottom line results.

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For 2010, the Compensation Committee was composed entirely of independent directors. The Compensation Committee administers the Company’s executive compensation program, oversees the Company’s compensation and benefit plans and policies, administers our Long Term Incentive Plan (including approving equity grants to employees), and approves annually all compensation decisions relating to the Company’s NEOs. The Compensation Committee’s charter sets forth its general responsibilities and is available on the Company’s website at www.cnasurety.com.

Setting Compensation — Market Surveys

The Process.  The CEO, the Company’s Chief Human Resources Officer, and the Chairman of the Company Board make recommendations to the Compensation Committee on general compensation philosophy and specific elements of compensation and goals for the NEOs. Recommendations for the CEO’s compensation are made by the Chairman of the Company Board.

Surveys Consulted.  The Company reviews a number of general business and property and casualty compensation surveys. We are in a unique business situation in that we are the only publicly-held surety company. All of the Company’s competitors are either privately-held or are business units of a larger publicly-held insurance company. Thus, there are no direct competitors who have CEOs and an executive team with public company responsibilities. Because there are no comparable publicly-held companies to use for comparison purposes, the Company utilizes data collected from an industry survey and broader property and casualty and financial industry surveys. Those surveys are discussed in more detail below.

Surety & Fidelity Association of America Salary Survey.  This survey is conducted annually and includes approximately 25 surety and fidelity organizations. The positions and data that we use to analyze and compare NEO positions include Top/Chief Bonding Officer, Top Underwriting Officer, and Top Field Management Officer. In regards to this survey, we look at the range of 50th to 75th percentile taking into consideration the size of the Company’s surety writings compared to other surety operations reflected in the survey.

P&C/Financial Surveys.  As noted above, the Compensation Committee reviews several surveys conducted by consulting companies for the property and casualty and financial industries. There are a wide range of companies and thus we determine an appropriate comparison based on the premium size of the companies that participate in each survey. For the surveys that include companies with less than $2 billion of direct written premium, we use the 50th percentile. For surveys that include companies with less than $25 billion of assets, we discount the midpoint. We consider this data for the Top Underwriting Executive, Chief Financial Officer, Chief Information Officer, Top Field Operations Executive, and the Top Legal Executive positions.

For each of the NEOs, the Compensation Committee considers each compensation element separately and then considers the NEO’s total compensation. The salary surveys referenced above were used to provide context for the compensation decisions made. The Compensation Committee used these surveys as one of the many factors considered to set the compensation for the NEOs. In addition to the Compensation Committee’s review of the salary surveys referenced above, the Compensation Committee also reviewed each NEO’s experience, individual professional performance, and individual influence on the Company’s current financial results and long term strategies. The Compensation Committee also considers internal equity in compensation and accordingly considers each NEO’s total compensation in reference to the compensation of the Company’s other officers. In setting compensation, the Compensation Committee also considers the amount of influence each NEO has on the Company’s overall business strategy as well as the abundance or scarcity of qualified candidates, if finding a replacement should become necessary.

The Compensation Committee discusses and approves any changes in compensation to the NEOs at its first regularly scheduled meeting of the year, which in 2010 was held in February. Any changes in base compensation were effective in April (when base salary increases for all of the Company’s employees occur). Also, at its first scheduled meeting of the year, the Compensation Committee evaluates the Company’s performance versus its goals and the performance of each NEO, and then approves all of the following variable compensation pay awards: Annual Cash Bonuses, Long Term Cash Incentives, and equity grants. The Compensation Committee also approves the aggregate amount of annual bonuses paid to all bonus-eligible

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employees based on the achievement of certain net income targets set by the Compensation Committee. The 2010 targets and achievement are discussed below under the section titled Elements of Compensation.

Adjustment of Awards

The Compensation Committee does not have, and has no current plans to have, a policy concerning retroactive adjustments to any cash or equity based incentive compensation if the payment of such compensation was based on financial performance measures that were subsequently affected by a restatement. However, to date, the Company has had no financial statement restatements that resulted in a reduction of financial performance.

Tax Considerations — Deductibility of Compensation

The Compensation Committee considers the impact of Internal Revenue Code (“IRC”) Sections 409A and 162(m) when determining forms and amounts of compensation. In 2005, the Company adopted a nonqualified deferred compensation plan (“2005 Deferred Compensation Plan”) intended to permit participants to avoid tax penalties under IRC Section 409A. The 2005 Deferred Compensation Plan was amended in 2009 to comply with final regulations under IRC Section 409A. The 2005 Deferred Compensation Plan is more fully described in the section titled Deferred Compensation. IRC Section 162(m) places a limit on the tax deduction for compensation in excess of $1 million paid to certain executives. The Company does consider the deductibility of compensation when considering compensation for the CEO, and structures his annual cash bonus, as performance-based (with the discretion to decrease the award even if the goal is achieved), so as to retain the potential for a deduction. In addition, the CEO’s employment contract allows the Compensation Committee to defer the payment of compensation that would not be deductible by the Company under IRC Section 162(m) until the CEO’s separation from service. The compensation of the remaining NEOs will not exceed $1 million for 2010, thus compensation for the Company’s NEOs is expected to be deductible.

Elements of Compensation

The core elements of the NEOs’ compensation, which are discussed below, include base salary, benefits, performance-based annual cash incentive awards, long term cash based incentive awards, and long term equity.

Base Salaries

The division between base salaries and cash incentive compensation for both the CEO and the rest of the NEOs is similar to the division between cash incentive compensation and base salaries at many public and private insurers and sureties that compete with the Company for executive talent. The Compensation Committee uses the market data discussed in the section titled Setting Compensation — Market Surveys in this Information Statement, as well as the salary history, individual performance, and experience of the individual executive officer, when assessing base salary. The base salaries of the NEOs and other officers are reviewed on an annual basis. During such review in 2010, the Compensation Committee recommended, and the Company Board approved, an increase in the CEO’s base salary from $470,000 to $500,000 in light of the Company’s multi-year success.

Broadly-Available Benefit Plans During 2010

Our NEOs participate in the same basic benefits package as all other Company employees. This includes a basic benefits package consisting of retirement, medical, dental, vision, paid time off, life insurance and accident insurance plans, and short and long term disability coverage, as well as flexible spending arrangements for health care, dependent care, and transit expenses.

Perquisites

The Company made available to the NEOs in 2010 a modest allotment for reimbursements for club memberships and financial counseling services. Please refer to the column titled Executive Perquisites in the

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chart titled All Other Compensation Table in the section titled Executive Compensation in this Information Statement.

Annual Cash Bonus

The Company’s Annual Incentive Bonus (“AIB”) Plan (“AIB Plan”) is a broad plan that covers eligible employees, including the NEOs. The AIB Plan delivers short term incentive compensation based on the Company’s achievement of Net Operating Income (“NOI”) against established goals. Under the AIB Plan, the Company establishes a pool of 0% to 150% of goal achievement for NEOs other than the CEO. The CEO makes a recommendation to the Compensation Committee for individual NEO bonus payments which is based primarily on the NOI achievement and then considers overall individual performance. The Compensation Committee may, in its discretion, establish a bonus pool of up to 25% of the target bonus pool that it may use to pay certain employees, including the NEOs, if the threshold goal was not met. The Compensation Committee also reserves discretion to adjust the bonus pool up or down, if results were affected by unusual events that in the Compensation Committee’s determination were beyond management’s control. The Compensation Committee retains the power to exercise negative discretion with respect to each NEO even if the Company achieves an NOI target.

As referenced above, the size of the bonus pool is dependent on achievement of NOI. The NOI goals approved by the Compensation Committee for the 2010 AIB Plan are below:

Achievement
NOI Achieved	% of Target

$65 million	0%
$65 million	50%
$85-$95 million	100%
$115 million	150%

When the Compensation Committee set the target NOI for the AIB Plan, it established a formula for adjusting the NOI in order to recognize the impact of prior year reserve development. For 2010, the Company’s NOI, prior to adjustment, was $133.7 million. This number was adjusted to reflect the change in the Company’s loss reserve position so that the adjusted NOI was $116.8 million. The Compensation Committee voted at its February 2, 2011 meeting that the 2010 annual cash bonus pool would be 150% of the target.

Annual Cash Bonuses — NEOs other than the CEO.  The Compensation Committee considers both NOI and individual performance when determining the compensation of the NEOs with NOI being the material factor when determining the annual cash bonus. The annual process for evaluating achievement of each NEO’s objectives consists of a performance evaluation by the CEO that is presented to the Compensation Committee for discussion. Although NOI is the material factor when determining annual bonuses for the NEOs, the CEO evaluation includes an analysis of each NEO’s individual performance when determining whether the AIB should be at, above, or below the target bonus award reflected below in the table titled Executive Annual Incentive. Following discussion of the CEO’s evaluation and recommendation, the Compensation Committee approves, rejects, or modifies the CEO’s recommendation. Set forth below for each NEO, other than the CEO, is a summary of the individual performance objectives which were considered, in addition to NOI, by the Compensation Committee when determining AIB.

For John Corcoran, the individual objectives in 2010, all qualitative, were management of the Company’s planning, analysis and financial reporting functions, oversight of the Company’s investment portfolio and investment manager, management of the Company’s capital structure, stewardship of key relationships with banks, rating agencies and regulators, and execution of technology projects specific to Finance. Mr. Welch reported to the Compensation Committee that Mr. Corcoran successfully fulfilled all of his individual objectives. Also, under Mr. Corcoran’s leadership our rating agency relationships remain strong and the investment strategy continues to perform well in a weak economy. The Compensation Committee approved Mr. Welch’s bonus recommendation for Mr. Corcoran as reflected below in the table titled Executive Annual Incentive.

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For Douglas Hinkle, the individual factors considered for his 2010 performance included adherence to the underwriting expense plan, effective oversight of the underwriting strategy, and marketing of key agents and customers. The underwriting expense goal was $94.2 million and the actual was $93.5 million, excluding additional incentive compensation accruals. Numerical targets were not established for Mr. Hinkle’s other performance factors. The CEO noted that again in 2010 Mr. Hinkle successfully oversaw a sound underwriting strategy and continued to maintain and expand his strong agent and customer relationships. Mr. Hinkle’s oversight of the Company’s underwriting strategy for the several previous years was credited for the Company’s strong NOI in 2010. The Compensation Committee approved Mr. Welch’s bonus recommendation for Mr. Hinkle as reflected below in the table titled Executive Annual Incentive.

For Michael Dougherty, the individual objectives in 2010, all qualitative in nature, included implementing several key IT initiatives, managing the capital expense budget, developing and executing on long term strategies for continued improvement in business operations, and maintaining IT system performance and stability for the Company. Under his leadership, key technology and business process initiatives were successfully implemented. Mr. Dougherty continues to execute IT and business operation strategies while maintaining a stable IT system for the Company. The Compensation Committee approved Mr. Welch’s bonus recommendation for Mr. Dougherty as reflected below in the table titled Executive Annual Incentive.

For Thomas Pottle, the primary individual objective prior to his termination on November 26, 2010 was management of the Company’s field operations, branch audits, credit analysis function, and implementation of branch technology improvements. As provided by the General Release and Settlement Agreement entered between Mr. Pottle and the Company, Mr. Pottle’s short and long term bonuses would be calculated as all other employee bonuses if the Company exceeded 100% of the performance targets established for 2010. Since the Company exceeded 100% of the performance targets set for 2010 and in recognition of his performance achievements during 2010, the Compensation Committee approved Mr. Welch’s bonus recommendation for Mr. Pottle as reflected below in the table titled Executive Annual Incentive.

For Rosemary Quinn, the primary objectives in 2010 were all qualitative in nature. The primary responsibilities were facilitation of and communication with the Company Board, providing high-level legal expertise for large contract and commercial bonds, consulting with claims management regarding legal issues that impact the industry as well as claim handling, serving as legal advisor for all non-claim and litigation matters, managing the Company’s public affairs division, and overseeing the Company’s compliance practices based on state and federal requirements. Ms. Quinn was successful in following through on all objectives and the Compensation Committee approved Mr. Welch’s bonus recommendation as reflected below in the table titled Executive Annual Incentive.

Annual Cash Bonus — CEO.  The Compensation Committee believes that it is appropriate that the CEO’s incentive compensation, including the annual target bonus and maximum annual bonus potential, be larger than the other NEOs. Mr. Welch’s annual bonus parameters are determined by his employment contract and by the yearly NOI goal set by the Compensation Committee. As provided in his employment contract, Mr. Welch has a target of 100% of his base salary of $500,000. At its February 3, 2010 meeting, the Compensation Committee established a maximum for Mr. Welch’s annual bonus of 2.25% of the Company’s actual NOI for the 2010 performance year. However, the Compensation Committee retained discretion to reduce the amount of his annual bonus based upon its evaluation of his performance. After evaluating his 2010 performance at its February 2, 2011 meeting, the Compensation Committee voted to pay Mr. Welch an annual cash bonus of $1,000,000, or 200% of his base salary, which is the maximum target, based primarily on the Company’s 2010 adjusted NOI of $116.8 million. Although the material factor used by the Compensation Committee when determining Mr. Welch’s AIB is NOI, it also considers several qualitative factors which include: strategic direction and leadership; talent management; drive for results; and development of relationships with customers, regulators, analysts, the Company Board, and the Company’s stockholders. The Compensation Committee concluded that he consistently fulfilled all of these qualitative factors since becoming the Company’s CEO in 2003 which has resulted in the Company’s financial strength today. In recognition of the NOI achievement far in excess of the 2010 goal, the Compensation Committee recommended, and the Company Board approved, the bonus award reflected in the table below.

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The 2010 annual cash bonus targets and awards for each NEO, including the CEO, were:

	Executive Annual Incentive Bonus
	Target		Actual
	Payout as a		Award as a
	% of	Target Award	% of	Actual Award
	Salary	(Dollar Value)	Salary	(Dollar Value)

John F. Welch	100%	$500,000	200%	$1,000,000
John F. Corcoran	40%	$108,000	60%	$162,000
Douglas W. Hinkle	40%	$108,000	64%	$172,800
Michael A. Dougherty	40%	$92,400	56%	$129,360
Thomas A. Pottle	40%	$86,994	56%	$121,792
Rosemary Quinn	40%	$86,520	56%	$121,128

Long Term Incentives

Long Term Cash Incentive

The Company’s Long Term Incentive (“LTI”) Plan (“LTI Plan”) motivates executives to meet the Company’s long term performance objectives as well as promotes executive continuity. Each year the Compensation Committee approves an annual Return on Equity (“ROE”) target. ROE, for the purposes of the LTI Plan, is operating return on equity based upon the equity at the beginning of the calendar year adjusted to exclude effects of any unrealized gains and losses. The Compensation Committee does not use individual performance measures for LTI bonuses under the LTI Plan. All NEOs have a target LTI bonus of 20% of their base salary, except Mr. Welch who has a target LTI bonus of 50% of his base salary based on his employment agreement. As with all variable compensation, the Compensation Committee believes that the CEO has the ultimate responsibility for the Company’s results and believes a greater amount of his compensation should be variable and dependent upon the Company’s financial results.

If the LTI Plan goals for a performance year are achieved, one third of the payment attributable to that LTI Plan calendar year will be paid out each year for the following three years beginning with the first payment made in March of the year immediately following the LTI Plan year in which the goal was achieved. Each March, any LTI payment potentially consists of portions of awards from three LTI Plan years. Thus, the LTI payments made on March 11, 2011 represented payments for performance in three years: 2008, 2009, and 2010 (1/3 of the award for each year). The NEO must be actively employed on the payment date to receive any LTI payment for the calendar year. Pursuant to the terms of his employment agreement, if Mr. Welch’s employment is terminated by the Company without cause or if he terminates his employment for good reason, he will be entitled to an LTI payment for the calendar year in which his employment is terminated based on actual performance and prorated for the period of service through his termination date.

At its February 3, 2010 meeting, the Compensation Committee set the following ROE targets for 2010:

% of Target
ROE Achieved	LTI Payable

<6.8%	0%
6.8% (threshold)	25%
8.8% — 9.8% (target)	100%
12.9% + (maximum)	200%

The Compensation Committee reserves the discretion to adjust LTI payments based on events beyond the NEO’s control. In addition, when the Compensation Committee set the ROE target, it established a formula for adjusting the ROE in order to recognize the impact of prior year reserve development. The Company’s adjusted ROE for 2010 was 13.1% and reflects the adjustment to NOI discussed earlier and based on the prior year reserve development. Accordingly, the NEOs were eligible for an LTI payment of 200% of target for the 2010 performance year.

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Long Term Incentive — Equity

Equity-based long term incentive awards serve to align the interests of executives with those of the Company’s stockholders because both stockholders and executives benefit from any appreciation in the Company’s stock price. The Compensation Committee grants equity as part of total compensation to executive officers, officers, and certain other employees. As a general practice, each year the Compensation Committee has granted the NEOs, with the exception of the CEO, stock options equal to approximately 20% of their base salaries based on a Black-Scholes valuation. Pursuant to his employment contract, the Compensation Committee has granted the CEO stock options equal to approximately 50% of his annual base salary based on a Black-Scholes valuation.

The Compensation Committee approves all equity grants pursuant to the LTI Plan. The Compensation Committee decides and approves equity grants at its first regularly scheduled meeting of each year in order to coincide with the awards of other variable compensation. In 2010, NEOs received stock options as outlined in the 2010 Grants of Plan-Based Awards Table.

During 2010, the Compensation Committee solicited the advice of an outside consultant, Towers Watson Pennsylvania Inc. (“Towers Watson”), to review the Company’s LTI Plan since it had been several years since it was subject to an external review. Towers Watson offered recommendations for adjusting the LTI Plan based on current best practices and alignment with Company goals. The only change implemented by the Compensation Committee for 2011 following such review was the use of restricted stock as a replacement for stock options.

The Compensation Committee’s policy is to make no grants of equity during the year other than those made at its first regularly scheduled meeting of the year, except for grants to certain newly-hired senior executives. In the event the Compensation Committee determines that a newly-hired senior executive should be awarded grants, the Compensation Committee’s intention is to grant any such shares at the Compensation Committee’s first regularly scheduled meeting after commencement of such executive’s employment. Such shares will be priced at the closing price of the Company’s stock on the day of the grant.

Stock Ownership Requirements

The Company does not have formal share ownership guidelines or requirements for any executive, employee, or director.

CNA Surety Corporation 401(k) Plan

The CNA Surety Corporation 401(k) plan is a funded, tax-qualified retirement savings plan. Participating employees may contribute up to 75% of base salary on a before-tax basis into the plan, subject to a maximum of $16,500 in 2010 ($22,000 for employees over age 50). In addition, the Company matches an amount equal to one dollar for each dollar contributed by participating employees on the first 3% of their eligible compensation and fifty cents for each additional dollar contributed on the next 3% of their eligible compensation. Eligible compensation (base salary) does not include bonuses or other contingent compensation. In addition, eligible compensation for 2010 was capped at $245,000.

The Company also makes contributions to the 401(k) plan called the “Basic Contribution” for all employees, including the NEOs, equal to 3% of eligible compensation (5% for employees over age 45).

In addition, the Compensation Committee annually establishes Company-wide performance targets which, if met, result in an additional Company contribution called the “Performance Contribution.” This Performance Contribution is made to employee 401(k) accounts of each eligible participant and may range from 0% to 2% of the participant’s eligible compensation. The payment is based on Combined Ratio achievement against established goals. For the definition of Combined Ratio, please see Results of Operations in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference. The NEOs, including the CEO, fall under the same conditions of payout as all other Company employees. The Combined Ratio target for a 2% payout in 2010 was 83.00% or better. Since the Company’s

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2010 Combined Ratio was better than 83.00%, the Compensation Committee, at its February 2, 2011 meeting, approved a Performance Contribution equal to 2% of salary to participants’ accounts. Set forth below are the Performance Contribution targets that were established by the Compensation Committee for 2010:

%
Combined Ratio	Achievement

83.00% or better	2.00%
83.01 — 85.00%	1.75%
85.01 — 87.00%	1.50%
87.01 — 89.00%	1.25%
89.01 — 91.00%	1.00%
91.01% or higher	0.00%

Deferred Compensation

The NEOs and certain other officers may participate in the Company’s 2005 Deferred Compensation Plan (“DCP”). Refer to the Tax Considerations — Deductibility of Compensation section of this Information Statement for additional information concerning the DCP. The DCP allows eligible officers to defer receiving up to 20% of their compensation. The amount that the Company may contribute to the NEOs’ 401(k) accounts for the matching funds, Basic Contribution, and the Performance Contribution is limited by federal legislation. The Company’s contributions to each of the accounts are equal to the difference between the amount of the Company contributions that were actually allocated to the participant’s 401(k) plan account and the amount that the participant would have received in the absence of legislation limiting such additions to the participant’s 401(k) plan. The DCP also allows participants to receive nonqualified Company contributions to their deferred compensation accounts in amounts equal to the difference between the amounts of these Company contributions that actually were allocated to the participant’s 401(k) plan account and the amounts that the participant would have received in the absence of legislation limiting such additions to the participant’s 401(k) plan account. Participation in the DCP is not automatic. The Compensation Committee must affirmatively vote that an executive be allowed to participate in the DCP and the executive must execute a deferral agreement prior to participating in the DCP. Once the executive executes a deferral agreement, the executive may not change or cease participation in the DCP or change the deferral amounts during the plan year. Each December, DCP participants may change the amount deferred or cease participation in the DCP for the following year.

All funds in the DCP are general assets of the Company. However, the Company has funded grantor trusts established to make payments under the DCP. The assets of these trusts are available to the Company’s general creditors. These trusts invest in the same mutual funds as are available through the 401(k) plan as chosen by the executives (such mutual funds may be selected and changed at any time by the executive) and consequently the returns are not considered “above market” returns. Participants in the DCP will receive the funds in their deferred compensation account six months after their termination of employment from the Company.

Change-In-Control and Termination Benefits that would have been Payable as of December 31, 2010

The compensation and benefit plans provided to our employees and executive officers do not provide for any benefit in the event of a change in control. However, under the CNA Surety Corporation’s 2006 Long Term Equity Compensation Plan, the Compensation Committee has the discretion to amend the terms of an equity award in the event of a change in control.

The Company has entered into an employment agreement with Mr. Welch and a severance benefit letter agreement with Mr. Corcoran. These agreements, among other things, provide for severance benefits in the event of a termination of employment in certain circumstances. Each agreement was individually negotiated and the terms vary. When entering into these agreements, the Company attempted to provide severance benefits which strike a balance between providing sufficient protections for the NEO while still providing

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post-termination compensation that is reasonable and in the best interests of the Company and our stockholders.

The Company also provides a general severance benefit plan to all full-time and part-time employees, excluding any employees who have a written employment agreement or severance agreement with the Company, to provide protections to the Company’s general employee population.

On March 28, 2011, the Company entered into Change in Control Severance and Retention Agreements (the “Retention Agreements”) with Messrs. Corcoran, Hinkle, Dougherty and Ms. Quinn. The terms of the Retention Agreements were negotiated and were designed to encourage each such named executive officer to continue services with the Company in the event of a potential change in control and to allow for a smooth transition upon a change in control of the Company.

See the section titled Potential Payments Upon Termination or Change of Control of this Information Statement for a description of the severance arrangements.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee met seven times in 2010. In 2010, the Company’s Compensation Committee was comprised of Robert A. Tinstman (Chairman), Philip H. Britt, and Anthony S. Cleberg, all of whom are independent directors and none of whom had any relationship requiring disclosure by the Company under the Certain Relationships and Related Transactions section found below in this Information Statement. The Company Board adopted a Compensation Committee Charter which governs the Compensation Committee and is available on the Company website at www.cnasurety.com and will be provided to any stockholder upon request by contacting Adrianne T. Baker, representative of the Company, at 333 S. Wabash Ave., 41st Floor, Chicago, Illinois 60604, (312) 822-4971.

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis set forth above with the management of the Company, and, based on such review and discussion, recommended to the Company Board that the Compensation Discussion and Analysis be included in this Information Statement.

SUBMITTED BY THE COMPENSATION COMMITTEE
OF THE COMPANY’S BOARD OF DIRECTORS
Robert A. Tinstman
Philip H. Britt
Anthony S. Cleberg

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EXECUTIVE COMPENSATION

The following tables show information with respect to the annual compensation (including stock option awards) for services rendered to the Company for the years ended December 31, 2010, December 31, 2009, and December 31, 2008 by the Chief Executive Officer, the Chief Financial Officer, and other NEOs as of December 31, 2010.

2010 Summary Compensation Table

							Change
							in Pension
							Value
							and
							Nonqualified
					Stock	Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary(a)	Bonus(b)	Awards	Awards(c)	Compensation(d)	Earnings	Compensation(e)	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	$

John F. Welch	2010	$493,077	$—	$—	$190,675	$1,500,000	$—	$150,586	$2,334,338
President and Chief	2009	$470,000	$—	$—	$184,370	$1,410,000	$—	$146,437	$2,210,807
Executive Officer	2008	$435,000	$—	$—	$152,312	$1,261,500	$—	$119,791	$1,968,603
John F. Corcoran	2010	$270,000	$—	$—	$43,500	$270,000	$—	$52,177	$635,677
Chief Financial Officer	2009	$275,000	$—	$—	$39,380	$270,000	$—	$43,664	$628,044
	2008	$250,000	$—	$—	$34,760	$240,000	$—	$35,332	$560,091
Douglas W. Hinkle	2010	$265,384	$50,000	$—	$40,600	$280,800	$—	$52,112	$688,896
Chief Underwriting Officer	2009	$259,615	$100,000	$—	$39,380	$260,000	$—	$55,670	$714,665
	2008	$250,000	$50,000	$—	$34,760	$250,000	$—	$45,857	$630,617
Michael A. Dougherty	2010	$231,000	$—	$—	$37,700	$221,760	$—	$44,744	$535,204
Senior Vice President	2009	$239,884	$—	$—	$35,800	$221,760	$—	$44,834	$542,278
	2008	$228,038	$—	$—	$30,968	$207,900	$—	$40,389	$507,296
Thomas A. Pottle(f)	2010	$200,755	$—	$—	$35,525	$208,786	$—	$246,082	$691,184
Senior Vice President	2009	$224,144	$—	$—	$33,115	$208,786	$—	$39,558	$505,603
	2008	$211,150	$—	$—	$29,704	$199,326	$—	$34,408	$474,588
Rosemary Quinn(g)	2010	$213,923	$—	$—	$33,350	$207,648	$—	$38,687	$493,608
Senior Vice President

(a)	Due to the timing of pay periods during the 2009 calendar year, the 2009 salary pay schedule included more pay periods than calendar year 2010.

(b)	Amounts indicated for Mr. Hinkle in 2010 reflect payments made under a retention agreement. For a more detailed discussion, please see the Retention and Severance Agreements section of this Information Statement. Amounts indicated for Mr. Hinkle in 2009 and 2008 reflect payments made under a previous retention bonus agreement, entered into in April 2006, the final installment of which was made in April 2009.

(c)	This column reflects the aggregate grant date fair value of the stock option awards computed in accordance with Accounting Standards Codification 718. For a more detailed discussion of the assumptions used in valuing the Company’s stock option awards, please see Note 11 Stockholder’s Equity in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

(d)	The amounts reported in this column represent awards under the AIB and LTI Plans for performance in 2008, 2009, and 2010. For more information, please see the discussion under the Annual Cash Bonus and Long Term Cash Incentive sections of the section titled Compensation Discussion and Analysis in this Information Statement.

For John F. Welch — 2010 Non-Equity Incentive Plan Compensation includes: an AIB cash payment of $1,000,000 and an LTI cash award of $500,000. Subject to LTI Plan guidelines, the LTI amount will be paid out over three installments starting with the March 11, 2011 payment. The actual amount paid to Mr. Welch on March 11, 2011 for LTI was $453,833, which is comprised of 1/3 payments for performance years 2008, 2009, and 2010.

For John F. Corcoran — 2010 Non-Equity Incentive Plan Compensation includes: an AIB cash payment of $162,000 and an LTI cash award of $108,000. Subject to LTI Plan guidelines, the LTI amount will be paid out over three installments starting with the March 11, 2011 payment. The actual amount paid to

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Mr. Corcoran on March 11, 2011 for LTI was $102,000, which is comprised of 1/3 payments for performance years 2008, 2009, and 2010.

For Douglas W. Hinkle — 2010 Non-Equity Incentive Plan Compensation includes: an AIB cash payment of $172,800 and an LTI cash award of $108,000. Subject to LTI Plan guidelines, the LTI amount will be paid out over three installments starting with the March 11, 2011 payment. The actual amount paid to Mr. Hinkle on March 11, 2011 for LTI was $99,333, which is comprised of 1/3 payments for performance years 2008, 2009, and 2010.

For Michael A. Dougherty — 2010 Non-Equity Incentive Plan Compensation includes: an AIB cash payment of $129,360 and an LTI cash award of $92,400. Subject to LTI Plan guidelines, the LTI amount will be paid out over three installments starting with the March 11, 2011 payment. The actual amount paid to Mr. Dougherty on March 11, 2011 for LTI was $89,320, which is comprised of 1/3 payments for performance years 2008, 2009, and 2010.

For Thomas A. Pottle — 2010 Non-Equity Incentive Plan Compensation includes: an AIB cash payment of $121,792 and an LTI cash award of $86,994. As provided by the General Release and Settlement Agreement entered between Mr. Pottle and the Company in 2010, the actual amount of LTI paid to Mr. Pottle on March 11, 2011 was $170,332 which represents all earned and unpaid LTI for performance years 2008, 2009, and 2010.

For Rosemary Quinn — 2010 Non-Equity Incentive Plan Compensation includes: an AIB cash payment of $121,128 and an LTI cash award of $86,520. Subject to LTI Plan guidelines, the LTI amount will be paid out over three installments starting with the March 11, 2011 payment. The actual amount paid to Ms. Quinn on March 11, 2011 for LTI was $74,307, which is comprised of 1/3 payments for performance years 2008, 2009, and 2010

(e)	Please refer to the All Other Compensation Table below for additional information.

(f)	Mr. Pottle’s employment terminated on November 26, 2010. The All Other Compensation Table for Mr. Pottle includes a payment of $217,500 made pursuant to the terms of the General Release and Settlement Agreement he entered into with the Company in 2010.

(g)	Ms. Quinn became an NEO on November 26, 2010.

The following table describes each component of the All Other Compensation column in the Summary Compensation Table for the year ended December 31, 2010.

All Other Compensation Table

			Deferred
	Executive	401(k) Plan	Compensation
Name	Perquisites	Contributions	Contributions	Severance	Total

John F. Welch	$2,905	$28,175	$119,506	$—	$150,586
John F. Corcoran	$4,000	$27,757	$20,419	$—	$52,177
Douglas W. Hinkle	$1,292	$27,050	$23,769	$—	$52,112
Michael A. Dougherty	$4,000	$26,945	$13,798	$—	$44,744
Thomas A. Pottle	$—	$21,284	$7,298	$217,500	$246,082
Rosemary Quinn	$3,455	$26,150	$9,083	$—	$38,687

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2010 Grants of Plan-Based Awards Table

						All Other		Grant
					All Other	Option		Date Fair
					Stock Awards:	Awards:	Exercise or	Value of
					Number of	Number of	Base Price	Stock
		Estimated Future Payout Under			Shares of	Securities	of Option	Options
		Non-Equity Incentive Plan Awards			Stock or	Underlying	Awards	and
	Grant	Threshold	Target	Maximum	Units	Options	($ per	Awards
Name	Date	($)	($)	($)	(#)	(#)	share)(a)	($)

John F. Welch	2/5/2010				—	26,300	$14.32	$190,675
	AIB	$250,000	$500,000	$1,000,000
	LTI	$62,500	$250,000	$500,000
John F. Corcoran	2/5/2010				—	6,000	$14.32	$43,500
	AIB	$54,000	$108,000	$216,000
	LTI	$13,500	$54,000	$108,000
Douglas W. Hinkle	2/5/2010				—	5,600	$14.32	$40,600
	AIB	$54,000	$108,000	$216,000
	LTI	$13,500	$54,000	$108,000
Michael A. Dougherty	2/5/2010				—	5,200	$14.32	$37,700
	AIB	$46,200	$92,400	$184,800
	LTI	$11,550	$46,200	$92,400
Thomas A. Pottle(b)					—	4,900	$14.32	$35,525
Rosemary Quinn	2/5/2010				—	4,600	$14.32	$33,350
	AIB	$43,260	$86,520	$173,040
	LTI	$10,815	$43,260	$86,520

(a)	The exercise price shown is the closing price of the Company’s Common Stock on February 5, 2010 as reported by the Exchange, pursuant to the terms of the Company’s 2006 Long Term Equity Compensation Plan.

(b)	The Company paid Mr. Pottle all earned and unpaid compensation on March 11, 2011 pursuant to the terms of the General Release and Settlement Agreement entered between Mr. Pottle and the Company in 2010. Accordingly, there is no estimated future payout listed for Mr. Pottle.

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Outstanding Equity Awards at Fiscal 2010 Year-End Table

The equity awards of the NEOs outstanding at December 31, 2010 are shown in the table below:

										Stock
				Option					Stock	Awards
				Awards					Awards	Equity
				Equity					Equity	Incentive
				Incentive				Stock	Incentive	Plan Awards:
				Plan			Stock	Awards	Plan Awards:	Market or
		Option	Option	Awards:			Awards	Market	Number of	Payout Value
		Awards	Awards	Number of			Number of	Value of	Unearned	of Unearned
		Number of	Number of	Securities			Shares or	Shares or	Shares, Units,	Shares, Units,
		Securities	Securities	Underlying			Units of	Units of	or Other	or Other
		Underlying	Underlying	Unexercised	Option		Stock That	Stock That	Rights That	Rights That
		Unexercised	Unexercised	Unearned	Exercise	Option	Have Not	Have Not	Have Not	Have Not
	Date of	Options (#)	Options (#)	Options	Price	Expiration	Vested	Vested	Vested	Vested
Name	Grant	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	($)

John F. Welch	06/30/2003	50,000	—	—	$9.85	06/30/2013	—	$—	—	$—
	11/11/2003	18,600	—	—	$9.42	11/11/2013	—	$—	—	$—
	11/09/2004	29,700	—	—	$12.06	11/09/2014	—	$—	—	$—
	10/25/2005	26,500	—	—	$13.07	10/25/2015	—	$—	—	$—
	02/13/2007	14,025	4,675	—	$20.70	02/13/2017	—	$—	—	$—
	02/08/2008	12,050	12,050	—	$16.35	02/08/2018	—	$—	—	$—
	02/06/2009	5,150	15,450	—	$18.85	02/06/2019	—	$—	—	$—
	02/05/2010	—	26,300	—	$14.32	02/05/2020	—	$—	—	$—
John F. Corcoran	11/11/2003	12,100	—	—	$9.42	11/11/2013	—	$—	—	$—
	11/09/2004	6,700	—	—	$12.06	11/09/2014	—	$—	—	$—
	10/25/2005	6,000	—	—	$13.07	10/25/2015	—	$—	—	$—
	02/13/2007	3,225	1,075	—	$20.70	02/13/2017	—	$—	—	$—
	02/08/2008	2,750	2,750	—	$16.35	02/08/2018	—	$—	—	$—
	02/06/2009	1,100	3,300	—	$18.85	02/06/2019	—	$—	—	$—
	02/05/2010	—	6,000	—	$14.32	02/05/2020	—	$—	—	$—
Douglas W. Hinkle	08/11/2004	2,500	—	—	$10.58	08/11/2014	—	$—	—	$—
	11/09/2004	5,600	—	—	$12.06	11/09/2014	—	$—	—	$—
	10/25/2005	6,000	—	—	$13.07	10/25/2015	—	$—	—	$—
	02/13/2007	2,925	975	—	$20.70	02/13/2017	—	$—	—	$—
	02/08/2008	2,750	2,750	—	$16.35	02/08/2018	—	$—	—	$—
	02/06/2009	1,100	3,300	—	$18.85	02/06/2019	—	$—	—	$—
	02/05/2010	—	5,600	—	$14.32	02/05/2020	—	$—	—	$—
Michael A. Dougherty	11/19/2002	1,950	—	—	$9.35	11/19/2012	—	$—	—	$—
	11/11/2003	3,850	—	—	$9.42	11/11/2013	—	$—	—	$—
	11/09/2004	4,650	—	—	$12.06	11/09/2014	—	$—	—	$—
	10/25/2005	5,500	—	—	$13.07	10/25/2015	—	$—	—	$—
	02/13/2007	2,700	900	—	$20.70	02/13/2017	—	$—	—	$—
	02/08/2008	2,450	2,450	—	$16.35	02/08/2018	—	$—	—	$—
	02/06/2009	1,000	3,000	—	$18.85	02/06/2019	—	$—	—	$—
	02/05/2010	—	5,200	—	$14.32	02/05/2020	—	$—	—	$—
Thomas A. Pottle	02/13/2007	2,625	—	—	$20.70	02/13/2017	—	$—	—	$—
	02/06/2009	925	—	—	$18.85	02/06/2019	—	$—	—	$—
Rosemary Quinn	02/13/2007	1,875	625	—	$20.70	02/13/2017	—	$—	—	$—
	02/08/2008	1,340	1,340	—	$16.35	02/08/2018	—	$—	—	$—
	02/06/2009	875	2,625	—	$18.85	02/06/2019	—	$—	—	$—
	02/05/2010	—	4,600	—	$14.32	02/05/2020	—	$—	—	$—

For each grant, 25% of the shares vest annually one year from the grant date, and then an additional 25% vests annually for the next three years. For example, for the February 6, 2009 grant date, 25% of the shares granted vested on February 6, 2010, 25% of the shares vested on February 6, 2011, 25% of the shares will vest on February 6, 2012, and the remaining 25% of the shares will vest on February 6, 2013. Stock options are governed by the CNA Surety Corporation 2006 Long Term Equity Compensation Plan which does not have an express change in control provision. In the event of a change in control, any changes to stock options would be decided by and administered by the Compensation Committee.

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The following table provides additional information about the value realized by the NEOs on stock option exercises and stock awards vesting during the year ended December 31, 2010.

Option Exercises and Stock Vesting in Fiscal 2010 Table

	Option Awards:	Option	Stock Awards:	Stock Awards:
	Number of	Awards: Value	Number of	Value
	Shares Acquired	Realized on	Shares Acquired	Realized on
	on Exercise	Exercise	on Vesting	Vesting
Name	(#)	($)	(#)	($)

John F. Welch	—	$—	—	$—
John F. Corcoran	—	$—	—	$—
Douglas W. Hinkle	—	$—	—	$—
Michael A. Dougherty	—	$—	—	$—
Thomas A. Pottle	35,550	$360,598	—	$—
Rosemary Quinn	—	$—	—	$—

The value realized by a NEO upon the exercise of an option is determined by multiplying the number of options exercised by the difference between the fair market value on the date of exercise and the exercise price.

The following table provides information on contributions, earnings, and account balances for the NEOs in the Company’s 2005 Deferred Compensation Plan and the 2000 Deferred Compensation Plan as of December 31, 2010.

Fiscal 2010 Non-Qualified Deferred Compensation

The following table provides information on contributions, earnings, and account balances for the NEOs in the Company’s 2005 Deferred Compensation Plan and the 2000 Deferred Compensation Plan as of December 31, 2010.

The 2005 Deferred Compensation Plan was adopted to replace the Company’s 2000 Deferred Compensation Plan which after December 31, 2004 no longer accepted contributions. Accordingly, the 2000 Deferred Compensation Plan shown in the below chart only shows Earnings and Aggregate Year End Balances for Fiscal Year End 2010 (“FYE 2010”).

	Executive		Aggregate
	Contributions	Company	Earnings in	Aggregate	Aggregate
	in Last	Contributions in	Last Fiscal	Withdrawals/	Balance at Last
	Fiscal Year	Last Fiscal Year	Year	Distributions	Fiscal Year End
Name	($)(a)	($)(b)	($)(c)	($)	($)(c)(d)

John F. Welch
2005 Deferred Compensation Plan	$29,585	$119,506	$11,378	$—	$567,720
2000 Deferred Compensation Plan	$—	$—	$1,520	$—	$49,383
John F. Corcoran
2005 Deferred Compensation Plan	$27,000	$20,419	$13,834	$—	$228,157
2000 Deferred Compensation Plan	$—	$—	$3,274	$—	$23,087
Douglas W. Hinkle
2005 Deferred Compensation Plan	$26,538	$23,769	$6,172	$—	$182,506
2000 Deferred Compensation Plan	$—	$—	$—	$—	$—
Michael A. Dougherty
2005 Deferred Compensation Plan	$13,860	$13,798	$14,323	$—	$149,880
2000 Deferred Compensation Plan	$—	$—	$31,362	$—	$317,953
Thomas A. Pottle
2005 Deferred Compensation Plan	$—	$7,298	$4,195	$—	$43,405
2000 Deferred Compensation Plan	$—	$—	$6,820	$105,091	$—
Rosemary Quinn
2005 Deferred Compensation Plan	$—	$9,083	$943	$—	$7,754
2000 Deferred Compensation Plan	$—	$—	$—	$—	$—

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(a)	These amounts represent compensation earned by the NEOs in 2010, and are therefore also reported in the appropriate columns in the Summary Compensation Table above.

(b)	For the 2005 Deferred Compensation Plan, this column includes the Company’s Deferred Compensation Basic, Matching, and Discretionary Contributions to the NEOs for FYE 2010. Additionally, the 2005 Deferred Compensation Plan amounts are a component of the values listed in the All Other Compensation Table of the Summary Compensation Table of this Information Statement attributable to annual Company contributions to defined contribution plans. For a more detailed discussion of the 2005 Deferred Compensation Plan, refer to the Deferred Compensation section of the Compensation Discussion and Analysis section of this Information Statement.

(c)	These amounts do not represent above-market earnings, and thus are not reported in the Summary Compensation Table.

(d)	This column includes all funds available in each the deferred compensation plans and not limited to the contributions during the last fiscal year.

See the Deferred Compensation section in the Compensation Discussion and Analysis above for additional information relating to the DCP. The investment options and their annual rates of return for the calendar year ended December 31, 2010 are contained in the following table:

Name of Investment Option	Rate of Return in 2010

Federated Prime Obligations (POIXX)	0.17%
Vanguard Short-Term Bond Index (VBISX)	3.92%
American Bond Fund of America (RBFEX)	7.27%
Vanguard Total Bond Market (VBMFX)	6.42%
Vanguard Wellington (VWENX)	11.04%
Dimensional US Large Value (DFLVX)	20.17%
Vanguard 500 Index (VIFSX)	15.05%
American Growth Fund of America (RGAEX)	12.29%
Vanguard Mid Cap Index (VMISX)	25.62%
Vanguard Small Cap Index (VSISX)	27.85%
American EuroPacific Growth (REREX)	9.39%
T.Rowe Price Emerging Markets (PRMSX)	18.75%

Potential Payments Upon Termination or Change of Control

The Company has entered into an employment agreement with Mr. Welch and a severance benefit letter agreement with Mr. Corcoran as of December 31, 2010. These agreements, among other things, provide for severance benefits in the event of a termination of employment in certain circumstances. The Company also provides a general severance benefit plan to all full-time and part-time employees, excluding any employees who have a written employment agreement or severance agreement with the Company, providing for severance in the event an employee’s employment is terminated due to an elimination of such employee’s job or a reduction in force.

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As of December 31, 2010, liability for severance benefits to named executive officers pursuant to agreements entered with such executives or the general severance plan are as follows:

	Change in	Termination
Executive	Control Benefit	Benefit

John F. Welch(a)	None	$2,944,500
John F. Corcoran(b)	None	$270,000
Douglas W. Hinkle(b)	None	$200,000
Michael A. Dougherty(b)(c)	None	$128,154
Rosemary Quinn(b)(c)	None	$42,885
Thomas A. Pottle(d)	N/A	N/A

(a)	See discussion below in the section titled Employment Agreement of this Information Statement.

(b)	See discussion below in the section titled Retention and Severance Agreements of this Information Statement.

(c)	See discussion below in the section titled Severance Benefit Plan of this Information Statement.

(d)	Mr. Pottle’s employment terminated on November 26, 2010. The Summary Compensation Table includes all severance amounts received pursuant to the terms of the General Release and Settlement Agreement he entered into with the Company in 2010.

The above summary does not take into account the Retention Agreements the Company entered into with Messrs. Corcoran, Hinkle, and Dougherty and Ms. Quinn on March 28, 2011. See discussion below in the section titled Retention and Severance Agreements of this Information Statement.

Employment Agreement

The termination benefit shown above for Mr. Welch reflects the maximum termination benefit payable at December 31, 2010 under his employment agreement. As provided under Mr. Welch’s employment agreement, if Mr. Welch’s employment with the Company is terminated without cause or for good reason, Mr. Welch is entitled to severance equal to the sum of (i) base salary, target AIB and target LTI, prorated based on the total number of months from the date of termination through December 31, 2011, but in no event will the period of time for which such severance is calculated be less than twelve months, to be paid in equal monthly installments. Mr. Welch will also be entitled to, within 30 days following his termination, accrued amounts, including any unpaid base salary, earned bonus and cash entitlements under any Company plan or program.

In addition, after the Compensation Committee’s review of actual performance results for the year in which the termination occurs, Mr. Welch is eligible to receive a prorated AIB and prorated LTI payment based on actual performance for the year in which Mr. Welch’s employment is terminated. These payments would be made at the same time that AIB and LTI payments are made to active employees.

Mr. Welch also would be eligible to continue to participate in the Company’s health benefit plan for the period of severance running concurrently with any benefit eligibility under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”).

This agreement also provides that if the Company fails to extend Mr. Welch’s employment agreement, then Mr. Welch’s employment will terminate on April 12, 2012 and he would receive severance benefits consisting of (i) payment of one year of Mr. Welch’s then annual base salary, one year target AIB, and target LTI award payable in twelve monthly installments; (ii) continuation in the Company’s health benefit plan for the period of severance running concurrently with any benefit eligibility under COBRA; and (iii) prorated AIB and LTI payments (based on actual performance) for the year in which his employment is terminated, payable when AIB and LTI payments are made to active employees.

Such severance benefits are subject to an execution of a general release and compliance with the non-competition, non-solicitation, confidentiality and other restrictive covenants provided in Mr. Welch’s employment agreement. To the extent that any portion of Mr. Welch’s severance benefit constitutes deferred

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compensation for purposes of IRC Section 409A, the payment of such portion of his severance benefit will be delayed until six months after his separation from service.

Retention and Severance Agreements

The Company entered into a retention bonus agreement with Mr. Hinkle on April 1, 2010, with Compensation Committee approval that provides for a retention bonus of $250,000, paid out over four installments, to induce Mr. Hinkle to remain employed with the Company through April 15, 2014. As provided by the agreement, the Company paid Mr. Hinkle the first installment of the bonus in the amount of $50,000 on April 15, 2010. The Company will pay Mr. Hinkle the second and third installments of the bonus of $50,000 in April 2011 and 2012 and the final installment of $100,000 in April 2013. If Mr. Hinkle terminates his employment with the Company, Mr. Hinkle must repay any bonus payments paid to him within twelve months prior to his termination. The agreement also contains certain non-competition and non-solicitation provisions.

The Company extended the existing severance agreement entered into with Mr. Corcoran, with the approval of the Compensation Committee. This agreement provides that in the event the Company terminates Mr. Corcoran’s employment prior to April 1, 2013, other than for cause, death or disability, Mr. Corcoran will receive a lump-sum severance payment equal to one year of his base salary. In addition, he will be eligible to continue in the Company’s group health plan for a period of one year from the date of termination running concurrently with any benefit eligibility under COBRA.

On March 28, 2011, the Company entered into Retention Agreements with Messrs. Corcoran, Hinkle, Dougherty and Ms. Quinn. The Retention Agreements provide that these executives will be entitled to severance benefits if their employment is terminated by the Company without cause or if the executive terminates his or her employment for good reason (as defined in the Retention Agreements) within a period that ends on the later of 18 months after a change in control or 18 months after the Retention Agreement is executed if no change of control occurs within 18 months after the date the Retention Agreement was executed.

In the event the payment provisions of the Retention Agreement are triggered for any of these executives, upon execution of a general release and compliance with the non-competition, non-solicitation, confidentiality, and other restrictive covenants, as provided in the Retention Agreement, the severance benefit payable to the executive includes a severance payment equal to the sum of (i) one times base salary and target annual cash bonus, (ii) prorated target annual cash bonus and (iii) any accrued holiday or vacation pay, to be paid in equal monthly installments over twelve months (or the Severance Period). Further, in lieu of continued participation in the Company’s welfare and benefit plans, the executive will be entitled to a payment equal to the premium chargeable pursuant to COBRA for medical and dental coverage for the Severance Period. In addition, the executive will be paid $40,000 to cover any outplacement and legal services. Further, after the Compensation Committee of the Company Board reviews the Company’s actual performance results for the year in which the executive’s employment is terminated, the Company will pay the executive any long-term cash incentive compensation award which would have vested and become payable for the year of the termination prorated through the date of termination.

The severance benefits provided under the Retention Agreements will be reduced by amounts any of the executive officers is entitled to receive from the Company in the event of a termination of employment under any previous agreements or arrangements and to the extent any previous agreements or arrangements provided for a continuation of health and welfare benefits, the Retention Agreement provisions will supersede the previous agreement provisions. For these purposes, any payments made to Mr. Corcoran’s existing severance agreement or Mr. Hinkle’s retention bonus agreement will reduce the payments under their respective Retention Agreement.

Severance Benefit Plan

The Company provides a general severance benefit plan to all full-time or part-time common-law employees, excluding any employees who have a written employment agreement or severance agreement with the Company. If a full-time employee’s employment is terminated due to an elimination of such employee’s

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job or a reduction in force, such employee is eligible to receive severance pay between five weeks to 52 weeks (“severance period”) of base salary, depending on time of service to the Company and employee age, subject to execution of a general release. Such severance will be paid within 14 days after the termination of employment; provided, that the release becomes binding and irrevocable during that time. The Company will determine, in its sole and absolute discretion, whether any health and welfare benefits will be continued for the severance period.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

The following table contains certain information as of February 8, 2011 (unless otherwise noted) as to all entities which, to the Company’s knowledge, were the beneficial owners of 5% or more of the outstanding shares of the Company’s Common Stock. Information in the table is based upon reports filed with the SEC pursuant to Section 13(d) and 16(a) under the Exchange Act and other written representations received by the Company with respect to entities named in the tables. Beneficial ownership is defined for this purpose as the sole or shared power to vote or to direct the disposition of the Common Stock. Unless otherwise noted, the persons in the following table have sole voting and investment power with respect to all shares shown as beneficially owned by them:

	Amount
	Beneficially	Percent of
Name and Address of Beneficial Owner	Owned(a)	Class

Continental Casualty Company and Affiliates(b) 333 S. Wabash Ave. Chicago, Illinois 60604	27,425,147	61.29%
Dimensional Fund Advisors LP(c) Palisades West, Building One Bee Cave Rd. Austin, Texas 78746	3,107,406	6.94%

(a)	The number of shares of the Company’s Common Stock indicated as beneficially owned is reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities.

(b)	Continental Casualty Company is a wholly-owned subsidiary of CNA Financial.

(c)	The ownership information for Dimensional Fund Advisors LP is as of December 31, 2010.

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Management and Directors

The following table shows certain information, at February 28, 2011, as to the shares of the Company’s Common Stock beneficially owned by each director, each NEO named in the Summary Compensation Table, and all of the Company’s executive officers and directors as a group, based on information furnished by them.

	Shares of	Deferred	Shares Upon	Unvested
	Common	Stock	Exercise of	Restricted		Percent
Name of Beneficial Owner	Stock(a)	Units(b)	Stock Options(c)	Stock	Total	of Class

Philip H. Britt	3,097	—	9,919	—	13,016	*
Anthony S. Cleberg	3,291	—	—	—	3,291	*
John F. Corcoran	—	—	36,925	2,156	39,081	*
Michael A. Dougherty	6,900	—	26,525	1,844	35,269	*
David B. Edelson(d)	3,200	—	—	—	3,200	*
Douglas W. Hinkle	—	—	25,725	2,156	27,881	*
D.Craig Mense(e)	—	—	—	—	—	*
Thomas A. Pottle	500	—	2,625	—	3,125	*
Rosemary Quinn	—	—	7,410	1,728	9,138	*
Robert A. Tinstman	—	—	—	—	—	*
John F. Welch	—	—	178,450	9,972	188,422	*
Peter W. Wilson(f)	—	—	—	—	—	*
All directors and executive officers as a group	16,988	9,919	277,660	17,856	322,423	*

*	Less than 1%.

(a)	Except as otherwise indicated, the persons listed as beneficial owners of shares have sole voting and investment power with respect to those shares.

(b)	In January 1998, the Company established the CNA Surety Corporation Non-Employee Directors’ Deferred Compensation Plan. Under this plan, each director who was not a full-time employee of the Company or any of its affiliates could defer all or a portion of the annual retainer fee that would otherwise have been paid to such director. The deferral amount was deemed vested in Common Stock Units equal to the deferred fees divided by the fair market value of the Company’s Common Stock as of each quarterly meeting. The Compensation Committee voted to eliminate the Non-Employee Director Compensation Plan effective January 1, 2005.

(c)	Represents beneficial ownership of shares that may be acquired by the exercise of stock options, which are currently exercisable as of the date of this table.

(d)	Although not reflected in the above table, Mr. Edelson currently has 157,496 Stock Appreciation Rights (“SARs”) and 45,000 stock options exercisable for Loews. Mr. Edelson currently owns 2,000 shares of CNA Financial stock.

(e)	Although not reflected in the above table, Mr. Mense currently has 50,000 stock options and 87,500 SARs exercisable for CNA Financial stock. Mr. Mense currently owns 17,054 shares of CNA Financial stock.

(f)	Although not reflected in the above table, Mr. Wilson currently has 30,000 stock options and 65,000 SARs exercisable for CNA Financial stock.

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Equity Compensation Plan Information

	Number Securities		Number of Securities
	to be Issued	Weighted-Average	Remaining Available for
	Upon Exercise of	Exercise Price of	Future Issuance Under
	Outstanding Options,	Outstanding Options,	Equity Compensation
Plan Category	Warrants and Rights	Warrants and Rights	Plans

Equity compensation plans approved by security holders	1,093,181	$15.67	2,009,296

Total	1,093,181	$15.67	2,009,296

In 2006, the stockholders of the Company approved the CNA Surety Corporation 2006 Long Term Equity Compensation Plan (“2006 Plan”). The 2006 Plan included 3,000,000 total shares comprised of: 2,453,598 newly authorized shares and 546,402 carryover shares which were previously available for grant under the CNA Surety Corporation 1997 Long Term Equity Compensation Plan (“1997 Plan”). The 1,093,181 shares listed above have been granted and are available for exercise, subject to vesting rules, under both the 2006 Plan and the 1997 Plan. A total of 281,260 stock options were granted in 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreement and Plan of Merger

As described on the first page of this Information Statement, on April 20, 2011, the Company entered into the Merger Agreement with CNA Financial and Purchaser, pursuant to which, and on the terms and subject to the conditions thereof, among other things, Purchaser has commenced a cash tender offer to acquire all of the issued and outstanding Shares of the Company at a price of $26.55 per Share without interest thereon and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer.

Related Party Transactions

It is our policy that any transaction involving the Company or any of its subsidiaries in which any of our directors, executive officers, or principal stockholders had or will have a direct or indirect material interest be submitted to our Audit Committee for its consideration. In each case, such consideration and discussion is without the participation of any Audit Committee member who may be involved in the transaction. The Audit Committee, which consists entirely of independent directors, considers all relevant facts in order to determine whether the transaction is fair and reasonable to us and our stockholders, including our minority stockholders. Although there is no written statement of the review procedure, the Audit Committee’s review, approval, or ratification of such related party transactions is reflected in the meeting records of the Audit Committee. The last such review took place on February 2, 2011.

Related Party Reinsurance

The Surety Quota Share Treaty (the “Quota Share Treaty”), the Services and Indemnity Agreement, the Aggregate Stop Loss Reinsurance Contract (the “Stop Loss Contract”), and the Surety Excess of Loss Reinsurance Contract discussed below were originally entered on September 30, 1997 (the “Entry Date”). Although the contracts entered into on the Entry Date have expired, some have been renewed on different terms as discussed below.

Through the Quota Share Treaty, surety business, other than Canadian business, written or renewed by Continental Casualty Company (“CCC”) and Continental Insurance Company (“CIC”) (CCC and CIC are subsidiaries of CNA Financial) after the Entry Date is transferred to the Company’s subsidiary, Western Surety Company (“Western Surety”). The Quota Share Treaty, which was renewed on January 1, 2010 and expired on December 31, 2010, was renewed for one year on January 1, 2011 on substantially the same terms as 2010. CCC and CIC transfer the related liabilities of business covered by this treaty and pay to Western Surety an amount equal to CCC’s and CIC’s net written premiums written on all such business, minus a quarterly ceding

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commission to be retained by CCC and CIC equal to $50,000 plus 25% of net written premiums written on all such business. Under the terms of the Quota Share Treaty, CCC has guaranteed the loss and loss adjustment expense reserves transferred to Western Surety as of the Entry Date by agreeing to pay Western Surety, within 30 days following the end of each calendar quarter, the amount of any adverse development on such reserves, as re-estimated as of the end of such calendar quarter. There was no adverse reserve development for the period from the Entry Date through December 31, 2010.

The Services and Indemnity Agreement provides the Company’s insurance subsidiaries with the authority to perform various administrative, management, underwriting, and claim functions concerning the surety business of CCC and CIC ceded to Western Surety under the Quota Share Treaty. As of December 31, 2010, there were no amounts due our insurance subsidiaries under the Services and Indemnity Agreement. This Agreement was renewed with the same terms on January 1, 2011 and expires on December 31, 2011 and is annually renewable thereafter.

Through the Stop Loss Contract, the Company’s insurance subsidiaries were protected from adverse loss development on certain business underwritten after the Entry Date. The Stop Loss Contract between the Company’s insurance subsidiaries and CCC limited the insurance subsidiaries’ prospective net loss ratios with respect to certain accounts and lines of insured business for three full accident years following the Entry Date. In the event the insurance subsidiaries’ accident year net loss ratio exceeds 24% in any of the accident years 1997 through 2000 on certain insured accounts (the “Loss Ratio Cap”), the Stop Loss Contract requires CCC at the end of each calendar quarter following the Entry Date, to pay to the Company’s insurance subsidiaries a dollar amount equal to (i) the amount, if any, by which the Company’s actual accident year net loss ratio exceeds the applicable Loss Ratio Cap, multiplied by (ii) the applicable net earned premiums. In consideration for the coverage provided by the Stop Loss Contract, the Company’s insurance subsidiaries pay CCC an annual premium of $20,000. Losses incurred under the Stop Loss Contract were $47.2 million through December 31, 2010. At December 31, 2010, the amount received under the Stop Loss Contract included $2.7 million held by the Company for losses covered by this contract that were incurred but not paid.

On January 1, 2010, the Company and CCC entered into two separate agreements that provide for the transfer of the Canadian surety business of CCC to Western Surety. These agreements, which include a quota share treaty (the “Canadian Quota Share Treaty”) and a services and indemnity agreement (the “Canadian Services and Indemnity Agreement”), are substantially similar to the Quota Share Treaty and the Services and Indemnity Agreement discussed above. The Canadian Services and Indemnity Agreement provides Western Surety with the authority to supervise various administrative, underwriting, and claim functions associated with the surety business written by CCC, through its Canadian branch, on behalf of Western Surety. Through the Canadian Quota Share Treaty, this Canadian surety business is transferred to Western Surety. Pursuant to these agreements, CCC will transfer the subject premium and related liabilities of such business and pay to Western Surety an amount equal to CCC’s net written premiums on all such business, minus a ceding commission of 33.5% of net written premiums. Further, Western Surety will pay an additional ceding commission to CCC in the amount of actual direct expense in producing such premium. These agreements, which expired on December 31, 2010, were renewed on the same terms on January 1, 2011 with an expiration of December 31, 2011 and are annually renewable thereafter.

As of December 31, 2010, Western Surety had an insurance receivable balance from CCC and CIC of $10.8 million, comprised of premiums receivable. Western Surety had no reinsurance payables to CCC and CIC as of December 31, 2010.

Under the terms of an excess of loss agreement with First Insurance Company of Hawaii, Ltd. and its subsidiaries which include First Indemnity Insurance of Hawaii, Inc., First Fire and Casualty Insurance of Hawaii, Inc., and First Security Insurance of Hawaii, Inc. (collectively, “FICOH”), Western Surety assumed $0.1 million of premium in 2010. This agreement provides that FICOH retains losses of $2 million per principal and Western Surety assumes 80% of $5 million per principal subject to an aggregate annual limit of $8 million. CNA Financial, through its insurance subsidiaries, owns approximately 50% of the outstanding common stock of First Insurance Company of Hawaii, Ltd. This agreement was renewed with the same terms on January 1, 2011 and expires on December 31, 2011.

All agreements discussed above were approved by the Audit Committee.

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Other Related Party Transactions

The Company and CCC are parties to an Administrative Services Agreement (“ASA”), which has been in effect since July 1, 2004, that allows the Company to purchase and/or have access to certain services provided by CCC and its affiliates, including the leasing of executive and branch offices. Pursuant to the ASA, the Company paid CCC $4.6 million during 2010 for leased office space and services. The Company was also charged $0.2 million in 2010 for the direct costs incurred by CCC on the Company’s behalf. As provided by the ASA, CCC paid the Company $1.3 million for the year ended December 31, 2010 for insurance agent licensing services provided by the Company. This agreement shall remain in effect until CNA Financial or its affiliates or stockholders cease being a majority stockholder of the Company unless otherwise terminated by either party. Pursuant to the Merger Agreement, CNA Financial agreed to cause CCC not to terminate or amend in a manner adverse to the Company the ASA prior to the earlier of the Effective Time and the termination of the Merger Agreement. This agreement is approved annually by the Audit Committee.

Pursuant to procedures approved by the Audit Committee, Western Surety from time to time provides license and permit bonds and appeal bonds for CCC and its affiliates as well as for clients of CCC and its affiliates. As of December 31, 2010, the aggregate outstanding liability of these bonds was $27.8 million. The premium for all such bonds written was $0.3 million in 2010.

Western Surety also has liability, either directly or through assumed reinsurance, under bonds written for Loews and certain of its subsidiaries which include Diamond Offshore Drilling, Inc. (“Diamond Offshore”) and Mexdrill Offshore, S. DE R.L. DE C. V which is a subsidiary of Diamond Offshore. As of December 31, 2010, Loews owned 50.4% of Diamond Offshore. As of December 31, 2010, the aggregate liability under all such bonds was approximately $79.9 million and the premium was less than $0.1 million in 2010. All bonds for Loews and its subsidiaries were approved by the Audit Committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of the Company’s outstanding Common Stock (“Reporting Persons”), to file reports of ownership and changes in ownership of such securities with the SEC. Reporting Persons are required to deliver copies of all Section 16(a) forms to the Company simultaneously for filing with the SEC. Based solely upon review of the copies of the forms furnished to the Company, and written representations from certain Reporting Persons that no other reports were required, the Company believes that for 2010 all reports required by Section 16(a) of the Exchange Act have been timely filed.

COMMUNICATIONS WITH US BY STOCKHOLDERS AND OTHERS

If any stockholder or any other interested party wishes to communicate with the Company Board, you may do so by writing to our General Counsel, 333 S. Wabash Ave., 41st Floor, Chicago, Illinois, 60604. All such communications will be delivered to the director or directors to whom they are addressed.

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ANNEX II

Opinion of Goldman, Sachs & Co.

PERSONAL AND CONFIDENTIAL

April 20, 2011

Special Committee of the Board of Directors
CNA Surety Corporation
333 South Wabash
Chicago, Illinois 60604

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than CNA Financial Corporation (“CNA Financial”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety Corporation (the “Company”) of the $26.55 per Share in cash proposed to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of April 20, 2011 (the “Agreement”), by and among CNA Financial, Surety Acquisition Corporation, a wholly-owned subsidiary of CNA Financial (“Merger Sub”), and the Company.

The Agreement provides for a tender offer for all of the outstanding Shares other than the Shares held by CNA Financial and its affiliates (the “Tender Offer”) pursuant to which Merger Sub will pay $26.55 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than the Shares already owned by CNA Financial and its affiliates and any Appraisal Shares (as such term is defined in the Agreement)) will be converted into the right to be paid $26.55 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, CNA Financial, third parties, including Loews Corporation, the controlling shareholder of CNA Financial, and any of their respective affiliates or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Special Committee of the Board of Directors (the “Special Committee”) in connection with, and have participated in certain of the negotiations leading to, the Transaction. We have received fees and expect to receive additional fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to affiliates of Loews Corporation from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a joint book-running manager with respect to the public offering by Diamond Offshore Drilling Inc., an affiliate of Loews Corporation, of its 5.875% Senior Notes due 2019 (aggregate principal amount of $500,000,000) in April 2009; co-manager with respect to the public offering by Boardwalk Pipeline Partners, LP, an affiliate of Loews Corporation, of 7,250,000 common units in August 2009; joint book-running manager with respect to the public offering by Diamond Offshore Drilling Inc. of its 5.70% Senior Notes due 2039 (aggregate principal amount of $500,000,000) in October 2009; and senior co-manager with respect to the public offering by Boardwalk Pipeline Partners, LP of 10,000,000 common units in February 2010. We may also in the future provide investment banking services to

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the Company, CNA Financial, Loews Corporation and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2010; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Special Committee (the “Forecasts”); and the Estimate of Unpaid Loss and Loss Adjustment Expenses as of December 31, 2010, dated as of January 21, 2011 (the “Milliman Report”), prepared by Milliman, Inc., which was engaged by the Special Committee in connection with the Transaction (“Milliman”). We have also held discussions with members of the senior management of the Company and CNA Financial regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the insurance industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and, other than the Milliman Report, we have not been furnished with any such evaluation or appraisal. We are not actuaries and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions and we have relied on the Company’s actuaries, Milliman, and the Milliman Report with respect to the appropriateness and adequacy of insurance-related provisions and reserves of the Company. In that regard, we have made no analysis of, and express no opinion as to, the appropriateness or adequacy of the insurance-related provisions or reserves of the Company. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition or other business combination with the Company. We note that (i) CNA Financial and its affiliates beneficially own approximately 61% of the outstanding Shares; (ii) CNA Financial has indicated to you that it has no interest in pursuing or permitting a business combination involving the Company or any of its operations other than a transaction in which CNA Financial would be a purchaser of the Shares it does not already beneficially own and you have instructed us not to consider any such alternative transaction in rendering this opinion; and (iii) to your knowledge, no third party other than CNA Financial has made any proposal to purchase most or all of the outstanding Shares as a single block, including during the time since the announcement of CNA Financial’s proposal on November 1, 2010. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $26.55 per Share in cash to be paid to the holders (other than CNA Financial and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the

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Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or class of such persons, in connection with the Transaction, whether relative to the $26.55 per Share in cash to be paid to the holders (other than CNA Financial and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or CNA Financial or the ability of the Company or CNA Financial to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $26.55 per Share in cash to be paid to the holders (other than CNA Financial and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/  Goldman, Sachs & Co.
      Goldman, Sachs & Co.

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